UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 23, 2020

UBS AG

Commission File Number: 1-15060

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Third Quarter 2020 Report of UBS AG, which appears immediately following this page.

UBS AG

Third quarter 2020  report

3	Introduction

1.	Risk and capital management
8	Risk management and control
9	Capital management

2.	Consolidated financial statements
17	UBS AG interim consolidated financial statements (unaudited)

Appendix
61	Alternative performance measures
63	Abbreviations frequently used in our financial reports
65	Information sources
66	Cautionary statement

Corporate calendar UBS AG

Publication of the Annual Report 2020:                        Friday, 5 March 2021
Publication of the first quarter 2021 report:                    Friday, 30 April 2021

Publication dates of quarterly and annual reports and results are made available as part of the corporate calendar of UBS AG at www.ubs.com/investors

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© UBS 2020. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Third quarter 2020  report

UBS AG consolidated key figures

UBS AG consolidated key figures
	As of or for the quarter ended				As of or year-to-date
USD million, except where indicated	30.9.20	30.6.20[1]	31.12.19[1]	30.9.19[1]	30.9.20	30.9.19[1]
Results
Operating income	9,038	7,512	7,145	7,187	24,559	22,162
Operating expenses	6,560	5,987	6,332	5,942	18,757	17,807
Operating profit / (loss) before tax	2,478	1,525	814	1,245	5,802	4,355
Net profit / (loss) attributable to shareholders	2,018	1,194	622	967	4,632	3,343
Profitability and growth
Return on equity (%)	14.3	8.4	4.6	7.2	11.0	8.4
Return on tangible equity (%)	16.1	9.5	5.2	8.3	12.4	9.6
Return on common equity tier 1 capital (%)	21.2	13.0	7.1	10.9	16.8	12.7
Return on risk-weighted assets, gross (%)	12.9	10.9	11.0	11.0	12.0	11.2
Return on leverage ratio denominator, gross (%)[2]	3.7	3.2	3.2	3.2	3.5	3.3
Cost / income ratio (%)	71.9	76.9	88.5	82.2	74.5	80.1
Net profit growth (%)	108.5	(8.7)	128.4	(15.3)	38.6	(12.8)
Resources
Total assets	1,064,621	1,063,446	971,927	972,059	1,064,621	972,059
Equity attributable to shareholders	57,461	55,384	53,722	54,581	57,461	54,581
Common equity tier 1 capital[3]	38,652	37,403	35,233	35,165	38,652	35,165
Risk-weighted assets[3]	281,442	284,798	257,831	263,777	281,442	263,777
Common equity tier 1 capital ratio (%)[3]	13.7	13.1	13.7	13.3	13.7	13.3
Going concern capital ratio (%)[3]	18.8	17.9	18.3	17.8	18.8	17.8
Total loss-absorbing capacity ratio (%)[3]	34.2	31.9	33.9	32.9	34.2	32.9
Leverage ratio denominator[3]	994,015	974,135	911,228	901,922	994,015	901,922
Leverage ratio denominator (with temporary FINMA exemption)[4]	931,978	910,081			931,978
Common equity tier 1 leverage ratio (%)[3]	3.89	3.84	3.87	3.90	3.89	3.90
Common equity tier 1 leverage ratio (%) (with temporary FINMA exemption)[4]	4.15	4.11			4.15
Going concern leverage ratio (%)[3]	5.3	5.2	5.2	5.2	5.3	5.2
Going concern leverage ratio (%) (with temporary FINMA exemption)[4]	5.7	5.6			5.7
Total loss-absorbing capacity leverage ratio (%)[3]	9.7	9.3	9.6	9.6	9.7	9.6
Other
Invested assets (USD billion)[5]	3,807	3,588	3,607	3,422	3,807	3,422
Personnel (full-time equivalents)	47,584	47,120	47,005	47,180	47,584	47,180

1 Comparative information has been restated where applicable. Refer to the “Recent developments” section of the UBS Group third quarter 2020 report and the “Consolidated financial statements” section of this report for more information.    2 The leverage ratio denominators as of 30 September and 30 June 2020, which are used for the return calculation, do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of the UBS Group second quarter 2020 report for more information.    3 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    4 Refer to the “Recent developments” section of the UBS Group second quarter 2020 report and the “Capital management” section of this report for further details about the temporary FINMA exemption.    5 Includes invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking.

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in our external reports (annual, quarterly and other reports). We use APMs to provide a more complete picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented under “Alternative performance measures” in the appendix to this report. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

Introduction

Overview

UBS Group AG is the holding company for the UBS Group and the parent company of UBS AG. UBS Group AG holds 100% of the issued shares in UBS AG. Financial information for UBS AG consolidated does not differ materially from that for UBS Group AG consolidated.

This report includes risk and capital management information for UBS AG consolidated and the interim consolidated financial statements, as well as UBS AG standalone financial information for the quarter ended 30 September 2020. Regulatory information for UBS AG standalone is provided in the 30 September 2020 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors.

In connection with the payment of the second tranche of the 2019 dividend to UBS Group AG shareholders, UBS AG expects to distribute a dividend of USD 1.3 billion to UBS Group AG in November 2020.

›   Refer to the UBS Group third quarter 2020 report, available under “Quarterly reporting” at www.ubs.com/investors,  for more information

Comparison between UBS Group AG consolidated and UBS AG consolidated

The table on the following page contains a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated.

The accounting policies applied under International Financial Reporting Standards (IFRS) to both the UBS Group AG and the UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences as noted below.

–   Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG and other shared services subsidiaries, are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements. UBS Business Solutions AG and other shared services subsidiaries of UBS Group AG charge other legal entities within the UBS AG consolidation scope for services provided, including a markup on costs incurred.

–   The equity of UBS Group AG consolidated was USD 2.0 billion higher than the equity of UBS AG consolidated as of 30 September 2020. This difference was mainly driven by higher dividends paid by UBS AG to UBS Group AG compared with the dividend distributions of UBS Group AG, as well as higher retained earnings in the UBS Group AG consolidated financial statements, largely related to the aforementioned markup charged by shared services subsidiaries of UBS Group AG to other legal entities in the UBS AG scope of consolidation. In addition, UBS Group AG is the grantor of the majority of the compensation plans of the Group and recognizes share premium for equity-settled awards granted. These effects were partly offset by treasury shares acquired as part of our currently suspended share repurchase program and those held to hedge share delivery obligations associated with Group compensation plans, as well as additional share premium recognized at the UBS AG consolidated level related to the establishment of UBS Group AG and UBS Business Solutions AG, a wholly owned subsidiary of UBS Group AG.

–   The going concern capital of UBS Group AG consolidated was USD 1.4 billion higher than the going concern capital of UBS AG consolidated as of 30 September 2020, reflecting higher going concern loss-absorbing additional tier 1 (AT1) capital of USD 1.8 billion and lower common equity tier 1 (CET1) capital of USD 0.5 billion.

–   The CET1 capital of UBS Group AG consolidated was USD 0.5 billion lower than that of UBS AG consolidated as of 30 September 2020. The lower CET1 capital of UBS Group AG consolidated was primarily due to compensation-related regulatory capital accruals and a capital reserve for potential share repurchases at the UBS Group AG level, partly offset by higher UBS Group AG consolidated IFRS equity of USD 2.0 billion, as described above, and lower UBS Group AG accruals for future capital returns to shareholders.

–   The going concern loss-absorbing AT1 capital of UBS Group AG consolidated was USD 1.8 billion higher than that of UBS AG consolidated as of 30 September 2020, reflecting deferred contingent capital plan awards.

›   Refer to “Holding company and significant regulated subsidiaries and sub-groups” under “Complementary financial information” at www.ubs.com/investors  for an illustration of the consolidation scope differences between UBS AG and UBS Group AG

›   Refer to the “Capital management” section of this report for more information about differences in the loss-absorbing capacity between UBS Group AG consolidated and UBS AG consolidated

Introduction

Comparison between UBS Group AG consolidated and UBS AG consolidated
	As of or for the quarter ended 30.9.20
USD million, except where indicated	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

Income statement
Operating income	8,935	9,038	(103)
Operating expenses	6,357	6,560	(203)
Operating profit / (loss) before tax	2,578	2,478	100
of which: Global Wealth Management	1,057	1,042	14
of which: Personal & Corporate Banking	335	335	0
of which: Asset Management	739	739	0
of which: Investment Bank	632	623	9
of which: Group Functions	(184)	(261)	77
Net profit / (loss)	2,094	2,018	76
of which: net profit / (loss) attributable to shareholders	2,093	2,018	76
of which: net profit / (loss) attributable to non-controlling interests	0	0	0

Statement of comprehensive income
Other comprehensive income	86	70	16
of which: attributable to shareholders	80	64	16
of which: attributable to non-controlling interests	6	6	0
Total comprehensive income	2,180	2,088	92
of which: attributable to shareholders	2,173	2,081	92
of which: attributable to non-controlling interests	7	7	0

Balance sheet
Total assets	1,065,153	1,064,621	532
Total liabilities	1,005,409	1,006,868	(1,459)
Total equity	59,744	57,753	1,991
of which: equity attributable to shareholders	59,451	57,461	1,991
of which: equity attributable to non-controlling interests	293	293	0

Capital information
Common equity tier 1 capital	38,197	38,652	(454)
Going concern capital	54,396	53,004	1,392
Risk-weighted assets	283,133	281,442	1,691
Common equity tier 1 capital ratio (%)	13.5	13.7	(0.2)
Going concern capital ratio (%)	19.2	18.8	0.4
Total loss-absorbing capacity ratio (%)	34.5	34.2	0.3
Leverage ratio denominator	994,366	994,015	352
Leverage ratio denominator (with temporary FINMA exemption)[2]	907,181	931,978	(24,797)
Common equity tier 1 leverage ratio (%)	3.84	3.89	(0.05)
Common equity tier 1 leverage ratio (%) (with temporary FINMA exemption)[2]	4.21	4.15	0.06
Going concern leverage ratio (%)	5.5	5.3	0.1
Going concern leverage ratio (%) (with temporary FINMA exemption)[2]	6.0	5.7	0.3
Total loss-absorbing capacity leverage ratio (%)	9.8	9.7	0.1

1 Comparative information has been restated where applicable. Refer to the “Recent developments” section of the UBS Group third quarter 2020 report and the “Consolidated financial statements” section of this report for more information.    2 Refer to the “Recent developments” section of the UBS Group second quarter 2020 report and the “Capital management” section of this report for further details about the temporary FINMA exemption.

As of or for the quarter ended 30.6.20[1]			As of or for the quarter ended 31.12.19[1]
UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

7,403	7,512	(109)	7,052	7,145	(93)
5,821	5,987	(166)	6,124	6,332	(207)
1,582	1,525	57	928	814	114
880	868	12	766	754	12
238	238	0	310	311	(1)
157	157	0	180	180	0
612	611	1	(22)	(18)	(4)
(305)	(349)	44	(306)	(413)	107
1,236	1,197	39	727	628	100
1,232	1,194	39	722	622	100
3	3	0	6	6	0

(1,026)	(1,035)	9	(2,295)	(1,475)	(819)
(1,027)	(1,037)	9	(2,299)	(1,479)	(819)
1	1	0	4	4	0
209	161	48	(1,567)	(847)	(720)
205	157	48	(1,577)	(857)	(720)
4	4	0	10	10	0

1,063,849	1,063,446	403	972,194	971,927	267
1,006,673	1,007,890	(1,216)	917,519	918,031	(512)
57,175	55,557	1,619	54,675	53,896	779
57,003	55,384	1,619	54,501	53,722	779
173	173	0	174	174	0

38,114	37,403	711	35,535	35,233	302
53,505	50,954	2,551	51,842	47,191	4,650
286,436	284,798	1,639	259,208	257,831	1,376
13.3	13.1	0.2	13.7	13.7	0.0
18.7	17.9	0.8	20.0	18.3	1.7
32.7	31.9	0.7	34.6	33.9	0.7
974,359	974,135	224	911,322	911,228	94
885,157	910,081	(24,925)
3.91	3.84	0.07	3.90	3.87	0.03
4.31	4.11	0.20
5.5	5.2	0.3	5.7	5.2	0.5
6.0	5.6	0.4
9.6	9.3	0.3	9.8	9.6	0.2

Risk and capital management

Management report

Risk management and control

Risk management and control

UBS AG consolidated risk profile

The risk profile of UBS AG consolidated does not differ materially from that of UBS Group AG consolidated and risk information provided in the UBS Group third quarter 2020 report is equally applicable to UBS AG consolidated.

The credit risk profile of UBS AG consolidated differs from that of UBS Group AG consolidated primarily in relation to receivables of UBS AG and UBS Switzerland AG from UBS Group AG. As a result of these receivables, total banking products exposure of UBS AG consolidated as of 30 September 2020 was USD 1.1 billion, or 0.2%, higher than the exposure of UBS Group, unchanged from June 2020.

›   Refer to the “Risk management and control” section of the UBS Group third quarter 2020 report for more information

Capital management

Going and gone concern requirements and information

UBS is considered a systemically relevant bank (an SRB) under Swiss banking law and, on a consolidated basis, both UBS Group AG and UBS AG are required to comply with regulations based on the Basel III framework as applicable for Swiss SRBs.

The Swiss SRB framework and requirements applicable to UBS AG consolidated are consistent with those applicable to UBS Group AG consolidated and are described in the “Capital management” section of our Annual Report 2019. With the Swiss Capital Adequacy Ordinance (the CAO) having entered into force as of 1 January 2020, instruments meeting gone concern requirements continue to remain eligible until one year before maturity; the previously applicable 50% haircut in the last year of eligibility has been removed. Instead, now a maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years (i.e., are in the last year of eligibility). Once at least 75% of the gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital. Our gone concern instruments are reasonably evenly distributed across maturities, with no major cliffs; therefore, this 25% restriction has not affected us and we do not anticipate that it will affect us in the future.

UBS AG is subject to going and gone concern requirements on a standalone basis. Capital and other regulatory information for UBS AG standalone is provided in the 30 September 2020 Pillar 3 report – UBS Group AG and significant regulated subsidiaries and sub-groups, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.

In connection with COVID-19, the Swiss Financial Market Supervisory Authority (FINMA) has permitted banks to temporarily exclude central bank sight deposits from the leverage ratio denominator (the LRD) for the purpose of calculating going concern ratios. This exemption applies until 1 January 2021. Applicable dividends or similar distributions approved by shareholders after 25 March 2020 reduce the relief by the LRD equivalent of the capital distribution.

Outside of this section, for simplicity and due to the short-term nature of the FINMA exemption, we have chosen to present LRD excluding the temporary FINMA exemption. The effects of the temporary exemption are presented in a separate table on the next page.

Capital management

Swiss SRB going and gone concern requirements and information

As of 30.9.20	RWA		LRD[1]
USD million, except where indicated	in %	in USD million	in %	in USD million
Required going concern capital
Total going concern capital	13.96[2]	39,289	4.88[2]	48,458
Common equity tier 1 capital	9.66	27,187	3.38	33,548
of which: minimum capital	4.50	12,665	1.50	14,910
of which: buffer capital	5.14	14,466	1.88	18,638
of which: countercyclical buffer	0.02	56
Maximum additional tier 1 capital	4.30	12,102	1.50	14,910
of which: additional tier 1 capital	3.50	9,850	1.50	14,910
of which: additional tier 1 buffer capital	0.80	2,252

Eligible going concern capital
Total going concern capital	18.83	53,004	5.33	53,004
Common equity tier 1 capital	13.73	38,652	3.89	38,652
Total loss-absorbing additional tier 1 capital	5.10	14,352	1.44	14,352
of which: high-trigger loss-absorbing additional tier 1 capital	4.20	11,816	1.19	11,816
of which: low-trigger loss-absorbing additional tier 1 capital[4]	0.90	2,536	0.26	2,536

Required gone concern capital[3]
Total gone concern loss-absorbing capacity	10.14	28,546	3.63	36,037
of which: base requirement	12.86	36,193	4.50	44,731
of which: additional requirement for market share and LRD	1.08	3,040	0.38	3,728
of which: applicable reduction on requirements[5]	(3.80)	(10,687)	(1.25)	(12,421)
of which: rebate granted (equivalent to 47.5% of maximum rebate)[5]	(2.54)	(7,139)	(0.89)	(8,853)
of which: reduction for usage of low-trigger additional tier 1 and tier 2 capital instruments[5]	(1.26)	(3,548)	(0.36)	(3,568)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	15.37	43,262	4.35	43,262
Total tier 2 capital	2.73	7,675	0.77	7,675
of which: low-trigger loss-absorbing tier 2 capital	2.54	7,138	0.72	7,138
of which: non-Basel III-compliant tier 2 capital	0.19	537	0.05	537
TLAC-eligible senior unsecured debt	12.64	35,587	3.58	35,587

Total loss-absorbing capacity
Required total loss-absorbing capacity	24.10	67,835	8.50	84,496
Eligible total loss-absorbing capacity	34.20	96,266	9.68	96,266

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		281,442
Leverage ratio denominator[1]				994,015

1 LRD-based requirements and the LRD presented in this table do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of the UBS Group second quarter 2020 report, which is available under “Quarterly reporting” at www.ubs.com/investors, and to the COVID-19-related information in this section.    2 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.    3 From 1 January 2020 onward, a maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.    4 The relevant capital instruments were issued after the new Swiss SRB framework had been implemented. Effective from 30 June 2020, these instruments can qualify as going concern capital at the UBS AG consolidated level, as agreed with FINMA.    5 The combined reduction applied for resolvability measures and the gone concern requirement reduction for the use of low-trigger loss-absorbing AT1 and low-trigger tier 2 capital instruments may not exceed 5.34 percentage points for the RWA-based requirement of 13.94% and 1.875 percentage points for the LRD-based requirement of 4.875%.

Swiss SRB going concern requirements and information including temporary FINMA exemption
As of 30.9.20	LRD
USD million, except where indicated	in %

Leverage ratio denominator before temporary exemption		994,015
Effective relief		(62,037)
of which: central bank sight deposits eligible for relief		(140,970)
of which: reduction of relief due to paid and planned dividend distribution		78,933
Leverage ratio denominator after temporary exemption		931,978

Required going concern capital
Total going concern capital	4.88	45,434
Common equity tier 1 capital	3.38	31,454

Eligible going concern capital
Total going concern capital	5.69	53,004
Common equity tier 1 capital	4.15	38,652

Swiss SRB going and gone concern information

USD million, except where indicated	30.9.20	30.6.20[1]	31.12.19[1]

Eligible going concern capital
Total going concern capital	53,004	50,954	47,191
Total tier 1 capital	53,004	50,954	47,191
Common equity tier 1 capital	38,652	37,403	35,233
Total loss-absorbing additional tier 1 capital	14,352	13,551	11,958
of which: high-trigger loss-absorbing additional tier 1 capital	11,816	11,058	11,958
of which: low-trigger loss-absorbing additional tier 1 capital[2]	2,536	2,493

Eligible gone concern capital[3]
Total gone concern loss-absorbing capacity	43,262	40,021	40,168
Total tier 1 capital			2,415
of which: low-trigger loss-absorbing additional tier 1 capital[2]			2,415
Total tier 2 capital	7,675	7,598	7,431
of which: low-trigger loss-absorbing tier 2 capital	7,138	7,063	6,892
of which: non-Basel III-compliant tier 2 capital	537	534	540
TLAC-eligible senior unsecured debt	35,587	32,423	30,322

Total loss-absorbing capacity
Total loss-absorbing capacity	96,266	90,975	87,359

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	281,442	284,798	257,831
Leverage ratio denominator[4]	994,015	974,135	911,228

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	18.8	17.9	18.3
of which: common equity tier 1 capital ratio	13.7	13.1	13.7
Gone concern loss-absorbing capacity ratio	15.4	14.1	15.6
Total loss-absorbing capacity ratio	34.2	31.9	33.9

Leverage ratios (%)[4]
Going concern leverage ratio	5.3	5.2	5.2
of which: common equity tier 1 leverage ratio	3.89	3.84	3.87
Gone concern leverage ratio	4.4	4.1	4.4
Total loss-absorbing capacity leverage ratio	9.7	9.3	9.6

1 Comparative information has been restated where applicable. Refer to the “Recent developments” section of the UBS Group third quarter 2020 report for more information.    2 The relevant capital instruments were issued after the new Swiss SRB framework had been implemented. Effective from 30 June 2020, these instruments can qualify as going concern capital of UBS AG, as agreed with FINMA.    3 As of 1 January 2020, instruments available to meet gone concern requirements remain eligible until one year before maturity without a haircut of 50% in the last year of eligibility.    4 Leverage ratio denominators (LRDs) and leverage ratios for 30 September 2020 and 30 June 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. The effects of the temporary exemption granted by FINMA in connection with COVID-19 are presented on the previous page of this section.

Capital management

UBS Group AG vs UBS AG consolidated loss-absorbing capacity and leverage ratio information

Swiss SRB going and gone concern information (UBS Group AG vs UBS AG consolidated)
As of 30.9.20
USD million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference

Eligible going concern capital
Total going concern capital	54,396	53,004	1,392
Total tier 1 capital	54,396	53,004	1,392
Common equity tier 1 capital	38,197	38,652	(454)
Total loss-absorbing additional tier 1 capital	16,198	14,352	1,846
of which: high-trigger loss-absorbing additional tier 1 capital	13,661	11,816	1,844
of which: low-trigger loss-absorbing additional tier 1 capital	2,538	2,536	2

Eligible gone concern capital
Total gone concern loss-absorbing capacity	43,262	43,262	0
Total tier 2 capital	7,675	7,675	0
of which: low-trigger loss-absorbing tier 2 capital	7,138	7,138	0
of which: non-Basel III-compliant tier 2 capital	537	537	0
TLAC-eligible senior unsecured debt	35,587	35,587	0

Total loss-absorbing capacity
Total loss-absorbing capacity	97,658	96,266	1,392

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	283,133	281,442	1,691
Leverage ratio denominator[1]	994,366	994,015	352

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	19.2	18.8	0.4
of which: common equity tier 1 capital ratio	13.5	13.7	(0.2)
Gone concern loss-absorbing capacity ratio	15.3	15.4	(0.1)
Total loss-absorbing capacity ratio	34.5	34.2	0.3

Leverage ratios (%)[1]
Going concern leverage ratio	5.5	5.3	0.1
of which: common equity tier 1 leverage ratio	3.84	3.89	(0.05)
Gone concern leverage ratio	4.4	4.4	0.0
Total loss-absorbing capacity leverage ratio	9.8	9.7	0.1

1 Leverage ratio denominators (LRDs) and leverage ratios do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. The effects of the temporary exemption granted by FINMA in connection with COVID-19 are presented in the “Swiss SRB going concern requirements and information including temporary FINMA exemption” table in this section.

Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital (UBS Group AG vs UBS AG consolidated)
As of 30.9.20
USD million	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference
Total IFRS equity	59,744	57,753	1,991
Equity attributable to non-controlling interests	(293)	(293)	0
Deferred tax assets recognized for tax loss carry-forwards	(5,948)	(5,948)	0
Goodwill, net of tax	(6,259)	(6,259)	0
Intangible assets, net of tax	(287)	(287)	0
Compensation-related components (not recognized in net profit)	(1,741)		(1,741)
Expected losses on advanced internal ratings-based portfolio less provisions	(265)	(265)	0
Unrealized (gains) / losses from cash flow hedges, net of tax	(2,659)	(2,659)	0
Own credit related to gains / losses on financial liabilities measured at fair value that existed at the balance sheet date	169	169	0
Own credit related to gains / losses on derivative financial instruments that existed at the balance sheet date	(59)	(59)	0
Unrealized gains related to debt instruments at fair value through OCI, net of tax	(155)	(155)	0
Prudential valuation adjustments	(156)	(156)	0
Accruals for dividends to shareholders for 2019	(1,314)	(1,298)	(16)
of which: special dividend reserve for second installment of 2019 dividend, planned to be paid after the EGMs to be held in November 2020	(1,314)	(1,298)	(16)
Capital reserve for potential share repurchases	(1,500)		(1,500)
Other[1]	(1,080)	(1,892)	812
Total common equity tier 1 capital	38,197	38,652	(454)
1 Includes accruals for dividends to shareholders for the current year and other items.

UBS Group AG vs UBS AG consolidated loss-absorbing capacity and leverage ratio information

The going concern capital of UBS AG consolidated was USD 1.4 billion lower than the going concern capital of UBS Group AG consolidated as of 30 September 2020, reflecting lower going concern loss-absorbing additional tier 1 (AT1) capital of USD 1.8 billion and higher common equity tier 1 (CET1) capital of USD 0.5 billion.

The aforementioned difference in CET1 capital was primarily due to higher UBS Group AG consolidated IFRS equity of USD 2.0 billion and lower UBS Group AG accruals for future capital returns to shareholders, partly offset by compensation-related regulatory capital accruals and a capital reserve for potential share repurchases at the UBS Group AG level.

The going concern loss-absorbing AT1 capital of UBS AG consolidated was USD 1.8 billion lower than that of UBS Group AG consolidated as of 30 September 2020, reflecting deferred contingent capital plan awards granted at the Group level to eligible employees for the performance years 2015 to 2019.

Differences in capital between UBS Group AG consolidated and UBS AG consolidated related to employee compensation plans will reverse to the extent underlying services are performed by employees of, and are consequently charged to, UBS AG and its subsidiaries. Such reversal generally occurs over the service period of the employee compensation plans.

The leverage ratio framework for UBS AG consolidated is consistent with that of UBS Group AG consolidated. As of 30 September 2020, the going concern leverage ratio of UBS AG consolidated was 0.1 percentage points lower than that of UBS Group AG consolidated, mainly because the going concern capital of UBS AG consolidated was USD 1.4 billion lower.

›   Refer to the “Capital management” section of the UBS Group third quarter 2020 report, available under “Quarterly reporting” at www.ubs.com/investors,  for information about the developments of loss-absorbing capacity, RWA and LRD for UBS Group AG consolidated

›   Refer to the “Introduction” section of this report for more information about the differences in equity between UBS AG consolidated and UBS Group AG

Consolidated
financial statements

Unaudited

Table of contents

UBS AG interim consolidated financial statements (unaudited)

17	Income statement
18	Statement of comprehensive income
20	Balance sheet
22	Statement of changes in equity
24	Statement of cash flows

26	1 Basis of accounting and other financial reporting effects
29	2 Segment reporting
30	3 Net interest income
31	4 Net fee and commission income
31	5 Other income
32	6 Personnel expenses
32	7 General and administrative expenses
32	8 Income taxes
33	9 Expected credit loss measurement
40	10 Fair value measurement
49	11 Derivative instruments
50	12 Other assets and liabilities
52	13 Debt issued designated at fair value
52	14 Debt issued measured at amortized cost
53	15 Provisions and contingent liabilities
59	16 Guarantees, commitments and forward starting transactions
60	17 Changes in organization
60	18 Currency translation rates

UBS AG interim consolidated
financial statements (unaudited)

Income statement
		For the quarter ended			Year-to-date
USD million	Note	30.9.20	30.6.20	30.9.19	30.9.20	30.9.19
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	3	2,112	2,135	2,704	6,703	8,133
Interest expense from financial instruments measured at amortized cost	3	(934)	(1,112)	(1,805)	(3,453)	(5,703)
Net interest income from financial instruments measured at fair value through profit or loss	3	319	354	168	935	741
Net interest income	3	1,497	1,376	1,067	4,186	3,171
Other net income from financial instruments measured at fair value through profit or loss		1,763	1,944	1,585	5,483	5,457
Credit loss (expense) / recovery	9	(89)	(272)	(38)	(628)	(70)
Fee and commission income	4	5,223	4,730	4,822	15,434	14,296
Fee and commission expense	4	(440)	(419)	(396)	(1,316)	(1,238)
Net fee and commission income	4	4,783	4,311	4,426	14,118	13,057
Other income	5	1,084	153	147	1,401	547
Total operating income		9,038	7,512	7,187	24,559	22,162
Personnel expenses	6	3,987	3,682	3,438	11,378	10,478
General and administrative expenses	7	2,076	1,879	2,101	6,036	6,131
Depreciation and impairment of property, equipment and software		482	409	387	1,296	1,148
Amortization and impairment of goodwill and intangible assets		15	17	16	47	50
Total operating expenses		6,560	5,987	5,942	18,757	17,807
Operating profit / (loss) before tax		2,478	1,525	1,245	5,802	4,355
Tax expense / (benefit)	8	461	328	276	1,163	1,012
Net profit / (loss)		2,018	1,197	969	4,639	3,343
Net profit / (loss) attributable to non-controlling interests		0	3	1	6	0
Net profit / (loss) attributable to shareholders		2,018	1,194	967	4,632	3,343

UBS AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
	For the quarter ended			Year-to-date
USD million	30.9.20	30.6.20	30.9.19	30.9.20	30.9.19

Comprehensive income attributable to shareholders
Net profit / (loss)	2,018	1,194	967	4,632	3,343

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax	760	447	(659)	932	(516)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax	(340)	(196)	300	(400)	205
Foreign currency translation differences on foreign operations reclassified to the income statement	(7)	0	45	(7)	49
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement	9	2	1	2	(12)
Income tax relating to foreign currency translations, including the impact of net investment hedges	(13)	(2)	0	(15)	0
Subtotal foreign currency translation, net of tax	409	249	(314)	512	(275)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax	(3)	19	30	223	201
Realized gains reclassified to the income statement from equity	(13)	(15)	(26)	(36)	(30)
Realized losses reclassified to the income statement from equity	0	0	1	0	2
Income tax relating to net unrealized gains / (losses)	4	(3)	(4)	(50)	(45)
Subtotal financial assets measured at fair value through other comprehensive income, net of tax	(12)	1	0	137	128
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	(41)	291	542	2,204	2,116
Net (gains) / losses reclassified to the income statement from equity	(240)	(171)	(49)	(515)	(93)
Income tax relating to cash flow hedges	52	(25)	(76)	(318)	(374)
Subtotal cash flow hedges, net of tax	(229)	95	417	1,371	1,649
Cost of hedging
Change in fair value of cost of hedging, before tax	(27)	(18)		(38)
Amortization of initial cost of hedging to the income statement	19	5		26
Income tax relating to cost of hedging	0	0		0
Subtotal cost of hedging, net of tax	(8)	(13)		(12)
Total other comprehensive income that may be reclassified to the income statement, net of tax	160	333	103	2,008	1,501

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	50	(417)	1,459	(264)	1,317
Income tax relating to defined benefit plans	(3)	(81)	(283)	40	(306)
Subtotal defined benefit plans, net of tax	47	(498)	1,176	(224)	1,011
Own credit on financial liabilities designated at fair value[1]
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	(144)	(1,095)	1	(82)	(253)
Income tax relating to own credit on financial liabilities designated at fair value	0	223	0	0	8
Subtotal own credit on financial liabilities designated at fair value, net of tax	(144)	(872)	1	(82)	(245)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(97)	(1,370)	1,177	(305)	767

Total other comprehensive income	64	(1,037)	1,280	1,702	2,268
Total comprehensive income attributable to shareholders	2,081	157	2,248	6,335	5,611

Statement of comprehensive income (continued)
	For the quarter ended			Year-to-date
USD million	30.9.20	30.6.20	30.9.19	30.9.20	30.9.19

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	0	3	1	6	0

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	6	1	(6)	3	(8)
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	6	1	(6)	3	(8)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	6	1	(6)	3	(8)
Total comprehensive income attributable to non-controlling interests	7	4	(5)	9	(8)

Total comprehensive income
Net profit / (loss)	2,018	1,197	969	4,639	3,343
Other comprehensive income	70	(1,035)	1,274	1,705	2,260
of which: other comprehensive income that may be reclassified to the income statement	160	333	103	2,008	1,501
of which: other comprehensive income that will not be reclassified to the income statement	(90)	(1,369)	1,171	(302)	759
Total comprehensive income	2,088	161	2,243	6,344	5,603
1 Refer to Note 10 for more information.

UBS AG interim consolidated financial statements (unaudited)

Balance sheet
USD million	Note	30.9.20	30.6.20	31.12.19

Assets
Cash and balances at central banks		149,176	149,549	107,068
Loans and advances to banks		14,589	15,544	12,379
Receivables from securities financing transactions		80,379	85,271	84,245
Cash collateral receivables on derivative instruments	11	31,173	30,846	23,289
Loans and advances to customers	9	362,180	345,783	327,992
Other financial assets measured at amortized cost	12	27,179	27,324	23,012
Total financial assets measured at amortized cost		664,676	654,318	577,985
Financial assets at fair value held for trading	10	108,224	98,155	127,695
of which: assets pledged as collateral that may be sold or repledged by counterparties		46,106	38,505	41,285
Derivative financial instruments	10, 11	146,039	152,010	121,843
Brokerage receivables	10	20,930	19,848	18,007
Financial assets at fair value not held for trading	10	78,432	94,010	83,636
Total financial assets measured at fair value through profit or loss		353,626	364,023	351,181
Financial assets measured at fair value through other comprehensive income	10	8,828	8,624	6,345
Investments in associates		1,483	1,054	1,051
Property, equipment and software		11,823	11,889	11,826
Goodwill and intangible assets		6,428	6,414	6,469
Deferred tax assets		9,179	9,274	9,524
Other non-financial assets	12	8,579	7,849	7,547
Total assets		1,064,621	1,063,446	971,927

Balance sheet (continued)
USD million	Note	30.9.20	30.6.20	31.12.19

Liabilities
Amounts due to banks		9,933	12,410	6,570
Payables from securities financing transactions		5,959	12,019	7,778
Cash collateral payables on derivative instruments	11	37,848	36,883	31,416
Customer deposits		491,003	477,145	450,591
Funding from UBS Group AG and its subsidiaries		51,783	49,701	47,866
Debt issued measured at amortized cost	14	78,583	77,186	62,835
Other financial liabilities measured at amortized cost	12	10,338	10,103	10,373
Total financial liabilities measured at amortized cost		685,447	675,446	617,429
Financial liabilities at fair value held for trading	10	36,843	34,426	30,591
Derivative financial instruments	10, 11	145,180	152,280	120,880
Brokerage payables designated at fair value	10	38,938	40,248	37,233
Debt issued designated at fair value	10, 13	58,993	57,644	66,592
Other financial liabilities designated at fair value	10, 12	32,030	39,131	36,157
Total financial liabilities measured at fair value through profit or loss		311,983	323,729	291,452
Provisions	15	2,650	2,564	2,938
Other non-financial liabilities	12	6,788	6,149	6,211
Total liabilities		1,006,868	1,007,890	918,031

Equity
Share capital		338	338	338
Share premium		24,587	24,657	24,659
Retained earnings		25,129	23,225	23,419
Other comprehensive income recognized directly in equity, net of tax		7,406	7,164	5,306
Equity attributable to shareholders		57,461	55,384	53,722
Equity attributable to non-controlling interests		293	173	174
Total equity		57,753	55,557	53,896
Total liabilities and equity		1,064,621	1,063,446	971,927

UBS AG interim consolidated financial statements (unaudited)

Statement of changes in equity
USD million	Share capital	Share premium	Retained earnings[1]
Balance as of 1 January 2019 before the adoption of IFRIC 23	338	24,655	23,285
Effect of adoption of IFRIC 23			(11)
Balance as of 1 January 2019 after the adoption of IFRIC 23	338	24,655	23,274
Issuance of share capital
Premium on shares issued and warrants exercised
Tax (expense) / benefit		10
Dividends			(3,250)
Translation effects recognized directly in retained earnings			8
New consolidations / (deconsolidations) and other increases / (decreases)		(5)
Total comprehensive income for the period			4,110
of which: net profit / (loss)			3,343
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans			1,011
of which: OCI that will not be reclassified to the income statement, net of tax – own credit			(245)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 September 2019	338	24,660	24,143

Balance as of 1 January 2020	338	24,659	23,419
Issuance of share capital
Premium on shares issued and warrants exercised
Tax (expense) / benefit		2
Dividends			(2,550)
Translation effects recognized directly in retained earnings			(28)
Share of changes in retained earnings of associates and joint ventures			(40)
New consolidations / (deconsolidations) and other increases / (decreases)		(73)
Total comprehensive income for the period			4,327
of which: net profit / (loss)			4,632
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans			(224)
of which: OCI that will not be reclassified to the income statement, net of tax – own credit			(82)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 September 2020	338	24,587	25,129

1 Opening retained earnings as of 1 January 2019 have been restated to reflect a reduction of USD 32 million in connection with the retrospective recognition of a USD 43 million increase in compensation-related liabilities and an USD 11 million increase in deferred tax assets. Refer to Note 1 for more information.    2 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.

Other comprehensive income recognized directly in equity, net of tax[2]	of which: foreign currency translation	of which: financial assets measured at fair value through OCI	of which: cash flow hedges	of which: cost of hedging	Total equity attributable to shareholders	Non-controlling interests	Total equity
3,946	3,940	(103)	109		52,224	176	52,400
					(11)		(11)
3,946	3,940	(103)	109		52,213	176	52,389
					0		0
					0		0
					10		10
					(3,250)	(6)	(3,256)
(8)		0	(8)		0		0
					(5)	2	(3)
1,501	(275)	128	1,649		5,611	(8)	5,603
					3,343	0	3,343
1,501	(275)	128	1,649		1,501		1,501
					1,011		1,011
					(245)		(245)
					0	(8)	(8)
5,440	3,665	25	1,749		54,581	163	54,744

5,306	4,032	14	1,260		53,722	174	53,896
					0		0
					0		0
					2		2
					(2,550)	(4)	(2,554)
28		0	28		0		0
					(40)		(40)
65	65				(8)	113	105
2,008	512	137	1,371	(12)	6,335	9	6,344
					4,632	6	4,639
2,008	512	137	1,371	(12)	2,008		2,008
					(224)		(224)
					(82)		(82)
					0	3	3
7,406	4,608	151	2,659	(12)	57,461	293	57,753

UBS AG interim consolidated financial statements (unaudited)

Statement of cash flows
	Year-to-date
USD million	30.9.20	30.9.19

Cash flow from / (used in) operating activities
Net profit / (loss)	4,639	3,343
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	1,296	1,148
Amortization and impairment of intangible assets	47	50
Credit loss expense / (recovery)	628	70
Share of net profits of associates / joint ventures and impairment of associates	(71)	(32)
Deferred tax expense / (benefit)	328	451
Net loss / (gain) from investing activities	(842)	(42)
Net loss / (gain) from financing activities	(4,006)	3,281
Other net adjustments	(1,787)	(755)
Net change in operating assets and liabilities:
Loans and advances to banks / amounts due to banks	2,729	(2,596)
Securities financing transactions	2,478	(1,515)
Cash collateral on derivative instruments	(1,404)	1,352
Loans and advances to customers	(23,746)	(3,880)
Customer deposits	24,611	12,590
Financial assets and liabilities at fair value held for trading and derivative financial instruments	29,751	(5,471)
Brokerage receivables and payables	(1,264)	(969)
Financial assets at fair value not held for trading, other financial assets and liabilities	2,047	(10,103)
Provisions, other non-financial assets and liabilities	(1,045)	132
Income taxes paid, net of refunds	(664)	(651)
Net cash flow from / (used in) operating activities	33,726	(3,596)

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(29)	(25)
Disposal of subsidiaries, associates and intangible assets	674	110
Purchase of property, equipment and software	(1,108)	(1,012)
Disposal of property, equipment and software	356	8
Purchase of financial assets measured at fair value through other comprehensive income	(5,506)	(3,130)
Disposal and redemption of financial assets measured at fair value through other comprehensive income	3,121	2,958
Net (purchase) / redemption of debt securities measured at amortized cost	(4,565)	(736)
Net cash flow from / (used in) investing activities	(7,056)	(1,827)

Statement of cash flows (continued)
	Year-to-date
USD million	30.9.20	30.9.19

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	14,944	(12,814)
Distributions paid on UBS shares	(2,550)	(3,250)
Repayment of lease liabilities[1]	(405)
Issuance of long-term debt, including debt issued designated at fair value	58,585	44,677
Repayment of long-term debt, including debt issued designated at fair value	(61,402)	(47,574)
Funding from UBS Group AG and its subsidiaries[2]	2,966	5,384
Net changes in non-controlling interests	(4)	(6)
Net cash flow from / (used in) financing activities	12,134	(13,583)

Total cash flow
Cash and cash equivalents at the beginning of the period	119,804	125,853
Net cash flow from / (used in) operating, investing and financing activities	38,805	(19,006)
Effects of exchange rate differences on cash and cash equivalents	5,596	(1,486)
Cash and cash equivalents at the end of the period[3]	164,205	105,361
of which: cash and balances at central banks[4]	149,052	91,180
of which: loans and advances to banks	13,197	11,837
of which: money market paper	1,957	2,344

Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash	9,180	11,717
Interest paid in cash	5,526	8,830
Dividends on equity investments, investment funds and associates received in cash	1,590	2,632

1 In 2019, cash payments for the principal portion of the lease liability were classified within operating activities under Financial assets at fair value not held for trading, other financial assets and liabilities.    2 Includes funding from UBS Group AG and its subsidiaries measured at amortized cost (recognized in Funding from UBS Group AG and its subsidiaries in the balance sheet) and measured at fair value (recognized in Other financial liabilities designated at fair value in the balance sheet).    3 USD 4,250 million and USD 2,245 million of cash and cash equivalents (mainly reflected in Loans and advances to banks) were restricted as of 30 September 2020 and 30 September 2019, respectively. Refer to “Note 26 Restricted and transferred financial assets” in the “Consolidated financial statements” section of the Annual Report 2019 for more information.    4 Includes only balances with an original maturity of three months or less.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Notes to the UBS AG interim
consolidated financial statements (unaudited)

Note 1   Basis of accounting and other financial reporting effects

Basis of preparation

The consolidated financial statements (the financial statements) of UBS AG and its subsidiaries (together, UBS AG) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (the IASB), and are presented in US dollars (USD), which is also the functional currency of UBS AG’s Head Office, UBS AG’s US-based operations and UBS AG London Branch. These interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim financial statements, the same accounting policies and methods of computation have been applied as in the UBS AG consolidated annual financial statements for the period ended 31 December 2019, except for the changes described in this Note. These interim financial statements are unaudited and should be read in conjunction with UBS AG’s audited consolidated financial statements included in the Annual Report 2019. In the opinion of management, all necessary adjustments were made for a fair presentation of UBS AG’s financial position, results of operations and cash flows.

Preparation of these interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and such differences may be material to the financial statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information about areas of estimation uncertainty that are considered to require critical judgment, refer to “Note 1a Significant accounting policies” in the “Consolidated financial statements” section of the Annual Report 2019.

Modification of deferred compensation awards

In the third quarter of 2020, UBS AG modified the terms of certain outstanding deferred compensation awards granted for performance years 2015 through 2019 by removing the requirement to provide future service for qualifying employees. These awards remain subject to forfeiture if certain non-vesting conditions are not satisfied. As a result, UBS AG recognized an expense of USD 342 million in the third quarter of 2020, of which USD 303 million is disclosed as Salaries and variable compensation, USD 23 million as Social security and USD 16 million as Other personnel expenses, with a corresponding increase of USD 342 million in liabilities.

Outstanding deferred compensation awards granted to Group Executive Board members, those granted under the Long-Term Incentive Plan, as well as those granted to financial advisors in the US, are not affected by these changes.

Restatement of compensation-related liabilities

During the third quarter of 2020, UBS AG restated its balance sheet and statement of changes in equity as of 1 January 2018 to correct a USD 43 million liability understatement in connection with a legacy Global Wealth Management deferred compensation plan, with the effects presented in the table on the next page. The restatement resulted from a correction of an actuarial calculation associated with compensation-related liabilities. The effects of the understatement were not material to prior-year financial statements; however, such effects would have been material to the third quarter 2020 financial statements had they not been corrected by restating prior years. The restatement had no effect on Net profit / (loss) for the current period or for any comparative periods.

Note 1   Basis of accounting and other financial reporting effects (continued)

	30.6.20			31.12.19			31.12.18			1.1.18
USD million	As reported	Effect	Restated	As reported	Effect	Restated	As reported	Effect	Restated	As reported	Effect	Restated

Balance sheet assets
Deferred tax assets	9,263	11	9,274	9,513	11	9,524	10,066	11	10,077	10,121	11	10,132
Total assets	1,063,435	11	1,063,446	971,916	11	971,927	958,055	11	958,066	939,528	11	939,539

Balance sheet liabilities
Other non-financial liabilities	6,106	43	6,149	6,168	43	6,211	6,275	43	6,318	6,499	43	6,542
of which: Compensation-related liabilities	3,706	43	3,749	4,296	43	4,339	4,645	43	4,688	5,036	43	5,079
of which: financial advisor compensation plans	1,267	43	1,310	1,459	43	1,502	1,454	43	1,497	Not disclosed
Total liabilities	1,007,847	43	1,007,890	917,988	43	918,031	905,624	43	905,667	888,100	43	888,143

Equity
Retained earnings	23,257	(32)	23,225	23,451	(32)	23,419	23,317	(32)	23,285	21,646	(32)	21,614
Equity attributable to shareholders	55,416	(32)	55,384	53,754	(32)	53,722	52,256	(32)	52,224	51,370	(32)	51,338
Total equity	55,589	(32)	55,557	53,928	(32)	53,896	52,432	(32)	52,400	51,429	(32)	51,397
Total liabilities and equity	1,063,435	11	1,063,446	971,916	11	971,927	958,055	11	958,066	939,528	11	939,539

Presentation of interest income and expense from financial instruments measured at fair value through profit or loss

Effective from 1 January 2020, UBS AG presents interest income and interest expense from financial instruments measured at fair value through profit or loss on a net basis in its income statement, in line with how UBS AG assesses and manages interest and in accordance with IFRS. This presentation change has no effect on Net interest income or on Net profit / (loss) attributable to shareholders. Prior periods have been aligned with this change in presentation. Further information about net interest income from financial instruments measured at fair value through profit or loss is provided in Note 3.

Segment reporting

Effective from 1 January 2020, UBS AG only reports total operating expenses for each business division and no longer discloses a detailed cost breakdown by financial statement line item within its segment reporting disclosures provided in Note 2. This change streamlines reporting, aligns the reporting with the way that UBS AG manages its cost base and has no effect on the income statement, or on the net profit of any business division.

Adoption of hedge accounting requirements of IFRS 9, Financial Instruments

Effective from 1 January 2020, UBS AG has prospectively adopted the hedge accounting requirements of IFRS 9 with respect to all of its existing hedge accounting programs, except for fair value hedges of portfolio interest rate risk related to loans, which, as permitted under IFRS 9, continue to be accounted for under IAS 39, Financial Instruments: Recognition and Measurement.

The adoption of these requirements has not changed any of the hedge designations disclosed in the Annual Report 2019 with only minor amendments to hedge documentation and hedge effectiveness testing methodologies required to make them compliant with IFRS 9. As such, adoption had no financial effect on UBS AG’s financial statements.

However, starting on 1 January 2020, UBS AG began to designate cross currency swaps as a fair value hedge of foreign currency risk in foreign currency debt issuances and utilized the “cost of hedging” concept introduced by IFRS 9. Consequently, the foreign currency basis spread in cross-currency swaps is excluded from the hedge designation and accounted for through other comprehensive income as a cost of hedging. Amounts deferred in other comprehensive income as a cost of hedging are released to the income statement over the term of the hedged item or upon discontinuation of the hedge relationship. As of 30 September 2020, the notional of cross currency swaps and debt instruments designated was USD 18.5 billion, with a loss of USD 12 million deferred in other comprehensive income as a cost of hedging.

UBS AG has updated its accounting policy to include the IFRS 9 hedge accounting requirements. Under IFRS 9, the concept of high effectiveness, including the 80%–125% test, no longer apply. Instead, UBS AG assesses, both at the inception of the hedge and on an ongoing basis, whether there is an economic relationship between the hedged item and the hedging instrument, including whether the relationship is dominated by the effect of credit risk and whether the appropriate hedge ratio is being used. In addition, UBS AG discontinues hedge accounting when the risk management objective changes or when the discontinuation criteria under IAS 39 are satisfied, other than for voluntary reasons that are not permitted under IFRS 9. Cost of hedging guidance has also been added in line with the details stated above.

›   Refer to ”Note 1a item 3j Hedge accounting” in the ”Consolidated financial statements” section of the Annual Report 2019 for more information on UBS’s hedge accounting policies

Notes to the UBS AG interim consolidated financial statements (unaudited)

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (Interest Rate Benchmark Reform – Phase 2)

In August 2020, the IASB issued Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, addressing the following financial reporting areas that arise when IBOR rates are reformed or replaced:

–   changes in the basis for determining contractual cash flows of financial instruments and lease liabilities, and

–   hedge accounting.

Furthermore, the amendments introduce additional disclosure requirements in respect of the new risks arising from reforms and how the transition to alternative benchmark rates is managed.

The amendments are mandatorily effective from 1 January 2021, with early adoption permitted.

UBS AG is currently assessing the effect on its financial statements.

Annual Improvements to IFRS Standards 2018–2020 Cycle and narrow-scope amendments to IFRS 3, Business Combinations, and IAS 37, Provisions, Contingent Liabilities and Contingent Assets

In May 2020, the IASB issued several narrow-scope amendments to a number of standards as well as Annual Improvements to IFRS Standards 2018–2020 Cycle. These minor amendments are effective from 1 January 2022. UBS AG is currently assessing the effect on its financial statements.

Note 2   Segment reporting

UBS AG’s businesses are organized globally into four business divisions: Global Wealth Management, Personal & Corporate Banking, Asset Management and the Investment Bank. All four business divisions are supported by Group Functions and qualify as reportable segments for the purpose of segment reporting. Together with Group Functions they reflect the management structure of UBS AG.

›     Refer to “Note 1a Significant accounting policies item 2” and “Note 2 Segment reporting” in the “Consolidated financial statements” section of the Annual Report 2019 for more information about UBS AG’s reporting segments

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total

For the nine months ended 30 September 2020
Net interest income	3,016	1,546	(13)	116	(479)	4,186
Non-interest income	9,848	1,392	2,215	7,292	255	21,002
Income	12,865	2,938	2,202	7,408	(225)	25,188
Credit loss (expense) / recovery	(96)	(279)	(2)	(215)	(37)	(628)
Total operating income	12,769	2,659	2,200	7,193	(262)	24,559
Total operating expenses	9,658	1,751	1,147	5,281	920	18,757
Operating profit / (loss) before tax	3,111	908	1,053	1,913	(1,182)	5,802
Tax expense / (benefit)						1,163
Net profit / (loss)						4,639

As of 30 September 2020
Total assets	342,593	218,735	28,399	349,560	125,335	1,064,621

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total

For the nine months ended 30 September 2019
Net interest income	2,953	1,492	(19)	(592)	(662)	3,171
Non-interest income	9,260	1,372	1,406	6,203	820	19,061
Income	12,213	2,864	1,386	5,611	158	22,232
Credit loss (expense) / recovery	(11)	(29)	0	(24)	(7)	(70)
Total operating income	12,203	2,835	1,386	5,587	151	22,162
Total operating expenses	9,621	1,703	1,035	4,816	631	17,807
Operating profit / (loss) before tax	2,581	1,132	351	771	(481)	4,355
Tax expense / (benefit)						1,012
Net profit / (loss)						3,343

As of 31 December 2019
Total assets[1]	309,766	209,512	34,565	316,058	102,028	971,927
1 Comparative information has been restated where applicable. Refer to Note 1 for more information.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 3  Net interest income

	For the quarter ended			Year-to-date
USD million	30.9.20	30.6.20	30.9.19	30.9.20	30.9.19
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
Interest income from loans and deposits[1]	1,586	1,633	2,009	5,090	6,107
Interest income from securities financing transactions[2]	150	202	521	719	1,564
Interest income from other financial instruments measured at amortized cost	86	87	91	262	270
Interest income from debt instruments measured at fair value through other comprehensive income	30	35	31	83	83
Interest income from derivative instruments designated as cash flow hedges	260	178	53	550	108
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	2,112	2,135	2,704	6,703	8,133
Interest expense on loans and deposits[3]	480	606	1,145	1,979	3,510
Interest expense on securities financing transactions[4]	211	224	285	654	897
Interest expense on debt issued	216	256	347	740	1,207
Interest expense on lease liabilities	26	26	29	80	89
Total interest expense from financial instruments measured at amortized cost	934	1,112	1,805	3,453	5,703
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	1,178	1,022	899	3,250	2,430
Net interest income from financial instruments measured at fair value through profit or loss
Net interest income from financial instruments at fair value held for trading	190	244	216	636	977
Net interest income from brokerage balances	176	182	92	494	212
Net interest income from securities financing transactions at fair value not held for trading[5]	13	18	23	64	80
Interest income from other financial instruments at fair value not held for trading	119	153	238	474	692
Interest expense on other financial instruments designated at fair value	(178)	(244)	(401)	(733)	(1,220)
Total net interest income from financial instruments measured at fair value through profit or loss	319	354	168	935	741
Total net interest income	1,497	1,376	1,067	4,186	3,171

1 Consists of interest income from cash and balances at central banks, loans and advances to banks and customers, and cash collateral receivables on derivative instruments, as well as negative interest on amounts due to banks, customer deposits, and cash collateral payables on derivative instruments.    2 Includes interest income on receivables from securities financing transactions and negative interest, including fees, on payables from securities financing transactions.    3 Consists of interest expense on amounts due to banks, cash collateral payables on derivative instruments, customer deposits, and funding from UBS Group AG and its subsidiaries, as well as negative interest on cash and balances at central banks, loans and advances to banks, and cash collateral receivables on derivative instruments.    4 Includes interest expense on payables from securities financing transactions and negative interest, including fees, on receivables from securities financing transactions.    5 Includes interest expense on securities financing transactions designated at fair value.

Note 4  Net fee and commission income

	For the quarter ended			Year-to-date
USD million	30.9.20	30.6.20	30.9.19	30.9.20	30.9.19
Fee and commission income
Underwriting fees	306	257	184	766	588
of which: equity underwriting fees	184	123	71	414	237
of which: debt underwriting fees	122	133	113	352	350
M&A and corporate finance fees	185	117	204	520	616
Brokerage fees	970	959	800	3,174	2,454
Investment fund fees	1,323	1,197	1,200	3,815	3,572
Portfolio management and related services	1,993	1,813	1,958	5,864	5,677
Other	447	387	477	1,295	1,388
Total fee and commission income[1]	5,223	4,730	4,822	15,434	14,296
of which: recurring	3,272	2,980	3,195	9,593	9,329
of which: transaction-based	1,862	1,675	1,613	5,639	4,903
of which: performance-based	88	75	14	202	64
Fee and commission expense
Brokerage fees paid	54	63	68	203	235
Distribution fees paid	155	144	147	456	432
Other	231	212	181	656	571
Total fee and commission expense	440	419	396	1,316	1,238
Net fee and commission income	4,783	4,311	4,426	14,118	13,057
of which: net brokerage fees	916	896	732	2,970	2,218

1 Reflects third-party fee and commission income for the third quarter of 2020 of USD 3,093 million for Global Wealth Management (second quarter of 2020: USD 2,809 million; third quarter of 2019: USD 2,989 million), USD 353 million for Personal & Corporate Banking (second quarter of 2020: USD 313 million; third quarter of 2019: USD 333 million), USD 778 million for Asset Management (second quarter of 2020: USD 700 million; third quarter of 2019: USD 644 million), USD 967 million for the Investment Bank (second quarter of 2020: USD 872 million; third quarter of 2019: USD 838 million) and USD 32 million for Group Functions (second quarter of 2020: USD 36 million; third quarter of 2019: USD 18 million).

Note 5  Other income

	For the quarter ended			Year-to-date
USD million	30.9.20	30.6.20	30.9.19	30.9.20	30.9.19
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of subsidiaries[1]	629[2]	(2)	(46)	635	(35)
Net gains / (losses) from disposals of investments in associates	0	0	0	0	4
Share of net profits of associates and joint ventures	41	13	7	71	33
Impairments related to associates	0	0	0	0	(1)
Total	670	11	(38)	706	1
Net gains / (losses) from disposals of financial assets measured at fair value through other comprehensive income	13	15	26	36	28
Income from properties[3]	7	6	7	19	20
Net gains / (losses) from properties held for sale	64[4]	9	0	73	7
Income from shared services provided to UBS Group AG or its subsidiaries	103	106	107	315	354
Other	227[5]	7	46	251	137
Total other income	1,084	153	147	1,401	547

1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to the disposal or closure of foreign operations.    2 Includes a USD 631 million net gain on the sale of a majority stake in Fondcenter AG.    3 Includes rent received from third parties.    4 Consists of a gain on the sale of a property in Geneva, partly offset by remeasurement losses relating to properties that were reclassified as held for sale in the third quarter of 2020.    5 Includes a USD 215 million gain on the sale of intellectual property rights associated with the Bloomberg Commodity Index family.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 6  Personnel expenses

	For the quarter ended			Year-to-date
USD million	30.9.20	30.6.20	30.9.19	30.9.20	30.9.19
Salaries and variable compensation[1]	2,504	2,276	1,975	6,912	6,122
Financial advisor compensation[2]	980	941	1,029	3,015	2,994
Contractors	35	35	34	99	108
Social security[1]	197	182	156	544	478
Pension and other post-employment benefit plans	139	143	130	460	440
Other personnel expenses[1]	132	104	114	349	336
Total personnel expenses	3,987	3,682	3,438	11,378	10,478

1 During the third quarter of 2020, UBS AG modified the conditions for continued vesting of certain outstanding deferred compensation awards for qualifying employees, resulting in the recognition of USD 303 million in expenses for salaries and variable compensation, USD 23 million of social security expenses and USD 16 million of other personnel expenses. Refer to Note 1 for more information.    2 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

Note 7  General and administrative expenses

	For the quarter ended			Year-to-date
USD million	30.9.20	30.6.20	30.9.19	30.9.20	30.9.19
Occupancy	86	86	84	259	253
Rent and maintenance of IT and other equipment	83	79	79	251	246
Communication and market data services	123	125	129	372	391
Administration	1,349	1,241	1,234	3,985	3,739
of which: shared services costs charged by UBS Group AG or its subsidiaries	1,234	1,127	1,108	3,610	3,383
of which: UK and German bank levies	0	3	(4)	17	(21)
Marketing and public relations[1]	47	47	49	133	148
Travel and entertainment	22	23	77	103	241
Professional fees	142	143	208	422	537
Outsourcing of IT and other services	125	113	153	365	439
Litigation, regulatory and similar matters[2]	41	2	65	49	61
Other	59	20	24	97	77
Total general and administrative expenses	2,076	1,879	2,101	6,036	6,131

1 Includes charitable donations.    2 Reflects the net increase in  / (release of) provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 15 for more information. Also includes recoveries from third parties (third quarter of 2020: USD 0 million; second quarter of 2020: USD 0 million; third quarter of 2019: USD 2 million).

Note 8   Income taxes

UBS AG recognized income tax expenses of USD 461 million for the third quarter of 2020, representing an effective tax rate of 18.6%, compared with USD 276 million for the third quarter of 2019, representing an effective tax rate of 22.2%. The effective tax rate for the third quarter of 2020 is lower than UBS AG’s normal tax rate of around 25% primarily because no net tax expense was recognized in respect of the pre-tax gain of USD 631 million in relation to the sale of a majority stake in Fondcenter AG.

Current tax expenses were USD 324 million, compared with USD 206 million, and related to taxable profits of UBS Switzerland AG and other entities.

Deferred tax expenses were USD 137 million, compared with USD 70 million. These primarily related to the amortization of deferred tax assets previously recognized in relation to tax losses carried forward and deductible temporary differences of UBS Americas Inc.

Note 9   Expected credit loss measurement

a) Expected credit losses in the period

Total net credit loss expenses were USD 89 million during the third quarter of 2020, reflecting net expenses of USD 8 million related to stage 1 and 2 positions and net expenses of USD 81 million related to credit-impaired (stage 3) positions.

Updated macroeconomic factors, in particular updated GDP and unemployment assumptions, resulted overall in a small recovery. However, given the significant uncertainty that remains in relation to the effect of COVID-19 on the markets in which UBS AG operates, management decided to apply post-model adjustments to overlay the impact from changes in the macroeconomic environment.

The stage 1 and 2 net ECL expenses of USD 8 million are predominantly related to other book quality movements.

Stage 3 net credit loss expenses were USD 81 million. In Personal & Corporate Banking, stage 3 net expenses of USD 71 million were recognized, of which USD 59 million related to a case of fraud at a commodity trade finance counterparty, which affected a number of lenders, including UBS AG. UBS AG’s remaining exposure to this counterparty is minimal. In the Investment Bank, stage 3 net expenses of USD 27 million were recognized across various positions. In Global Wealth Management, stage 3 net recoveries of USD 21 million primarily reflected a USD 29 million recovery on a single structured margin-lending position, partially offset by a number of smaller positions across the portfolios.

Credit loss (expense) / recovery
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
For the quarter ended 30.9.20
Stages 1 and 2	0	(21)	0	12	0	(8)
Stage 3	21	(71)	(2)	(27)	(2)	(81)
Total credit loss (expense) / recovery	22	(92)	(2)	(15)	(2)	(89)

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
Year-to-date 30.9.20
Stages 1 and 2	(57)	(137)	0	(106)	0	(299)
Stage 3	(39)	(143)	(2)	(109)	(37)	(329)
Total credit loss (expense) / recovery	(96)	(279)	(2)	(215)	(37)	(628)

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9   Expected credit loss measurement (continued)

b) Changes to ECL models, scenarios, scenario weights and key inputs

The outlook for the global economy has deteriorated significantly since the end of 2019 as a result of the COVID-19 pandemic, affecting major economies across the world, with a high level of uncertainty remaining as of 30 September 2020.

Overall, the changes in the macro-economic environment in the third quarter, which are described in the following section, were not significant (with minor improvements in GDP and unemployment in the US and Switzerland in particular) and resulted in a small ECL recovery. As stated in Note 10a, given the significant uncertainty that remains, management decided to apply post-model adjustments to overlay these small ECL effects.

Scenarios and scenario weights

For the third quarter of 2020, the UBS AG baseline and the severe downside scenario and related macroeconomic factors that were applied in the first and second quarters of 2020 were reviewed in light of the economic and political conditions prevailing at 30 September 2020 through a series of extraordinary governance meetings, with input from UBS AG risk and finance experts across the regions and business divisions.

The key aspects of the narratives for the scenarios are summarized below.

–   The UBS AG baseline scenario was updated during the third quarter of 2020. The key parameters for calendar years 2020 and 2021 are shown in the table below, with declines in GDP of 5.2% and 5.5% in the US and Switzerland, respectively, in 2020 followed in 2021 by growth in GDP of 3.7% in the US and 4.4% in Switzerland. Overall, economic conditions are expected to improve in the period between the third quarter of 2020 and the second quarter of 2021, with GDP growth in that period of 7.5% in the US and 10.3% in Switzerland, which is relevant for determining the one-year outlook for ECL purposes.

–   The severe downside scenario was updated during the third quarter of 2020 to account for revised market data and the impact of the COVID-19 pandemic. The scenario assumptions are significantly more adverse than what is considered under the UBS AG baseline scenario, with a GDP contraction expected to continue into 2021 and only a moderate recovery in 2022. Relative to their values at the end of the second quarter of 2020 and considering the period until the end of the second quarter of 2021, GDP is assumed to decline by around 4% in both the US and Switzerland and unemployment is assumed to remain elevated, with a peak just below 18% in the US and 8% in Switzerland. Housing prices also decline significantly, by almost 13% in the US and nearly 18% in Switzerland.

–   Given the evolving pandemic and the continuing uncertainty, management agreed that the probability weights assigned to the upside (asset price inflation) and mild downside (monetary tightening) scenarios should remain at zero, consistent with the first and second quarters. This assessment will be reviewed in the fourth quarter of 2020.

	UBS Baseline
Key parameters	2020	2021
Real GDP growth (annual % change, annual average)
United States	(5.2)	3.7
Eurozone	(8.2)	6.2
Switzerland	(5.5)	4.4
Unemployment rate (annual %, level, 4Q average)
United States	13.1	6.8
Eurozone	9.8	8.5
Switzerland	4.0	3.5
Real estate (annual % change, 4Q average)
United States	4.2	1.7
Eurozone	(1.8)	3.5
Swiss Single-Family Homes	(0.7)	0.5

UBS AG retained the weight allocation in the third quarter of 2020 consistent with the decisions taken in the first two quarters of 2020, with a 70% weighting assigned to the UBS AG baseline and a 30% weighting assigned to the severe downside scenario. Overall, these weights continue to reflect the current sentiment regarding the boundaries of economic outcomes, with a bias toward the updated UBS AG baseline scenario, but give sufficient credence to the severe downside scenario, thereby accounting for the prospect that the COVID-19 pandemic may not be contained effectively.

Economic scenarios and weights applied

ECL scenario	Assigned weights in %
	30.9.20	30.6.20	31.12.19
Upside	0.0	0.0	7.5
UBS AG baseline	70.0	70.0	42.5
Mild downside	0.0	0.0	35.0
Severe downside	30.0	30.0	15.0

Note 9   Expected credit loss measurement (continued)

c) ECL-relevant balance sheet and off-balance sheet positions including ECL allowances and provisions

The tables below and on the following pages provide information about financial instruments and certain non-financial instruments that are subject to ECL. For amortized-cost instruments, the carrying amount represents the maximum exposure to credit risk, taking into account the allowance for credit losses. Financial assets measured at fair value through other comprehensive income (FVOCI) are also subject to ECL; however, unlike amortized-cost instruments, the allowance for credit losses for FVOCI instruments does not reduce the carrying amount of these financial assets. Rather, the carrying amount of financial assets measured at FVOCI represents the maximum exposure to credit risk.

In addition to on-balance sheet financial assets, certain off-balance sheet and other credit lines are also subject to ECL. The maximum exposure to credit risk for off-balance sheet financial instruments is calculated based on the maximum contractual amounts.

USD million	30.9.20
	Carrying amount[1,2]				ECL allowance
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	149,176	149,176	0	0	0	0	0	0
Loans and advances to banks	14,589	14,424	165	0	(7)	(5)	(1)	(1)
Receivables from securities financing transactions	80,379	80,379	0	0	(3)	(3)	0	0
Cash collateral receivables on derivative instruments	31,173	31,173	0	0	0	0	0	0
Loans and advances to customers	362,180	336,951	23,274	1,955	(1,144)	(136)	(242)	(766)
of which: Private clients with mortgages	142,189	132,836	8,393	960	(167)	(36)	(94)	(37)
of which: Real estate financing	42,042	36,075	5,950	16	(62)	(9)	(49)	(4)
of which: Large corporate clients	15,499	12,602	2,665	232	(275)	(25)	(52)	(198)
of which: SME clients	14,092	8,126	5,368	597	(353)	(25)	(31)	(297)
of which: Lombard	125,962	125,902	0	60	(44)	(6)	0	(38)
of which: Credit cards	1,507	1,151	327	29	(37)	(10)	(12)	(16)
of which: Commodity trade finance	3,128	3,061	45	21	(146)	(5)	0	(141)
Other financial assets measured at amortized cost	27,179	26,291	368	520	(141)	(36)	(12)	(93)
of which: Loans to financial advisors	2,581	1,926	183	471	(115)	(30)	(9)	(76)
Total financial assets measured at amortized cost	664,676	638,394	23,807	2,475	(1,295)	(180)	(254)	(860)
Financial assets measured at fair value through other comprehensive income	8,827	8,827	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	673,503	647,221	23,807	2,475	(1,295)	(180)	(254)	(860)

	Total exposure				ECL provision
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	17,769	16,080	1,519	169	(48)	(11)	(4)	(34)
of which: Large corporate clients	3,661	2,733	815	113	(19)	(3)	(3)	(14)
of which: SME clients	1,288	719	513	56	(14)	(1)	(1)	(12)
of which: Financial intermediaries and hedge funds	8,104	7,964	140	0	(6)	(6)	0	0
of which: Lombard	617	617	0	0	(2)	0	0	(2)
of which: Commodity trade finance	1,714	1,710	4	0	(1)	(1)	0	0
Irrevocable loan commitments	41,455	36,519	4,860	76	(128)	(61)	(67)	0
of which: Large corporate clients	22,999	18,351	4,608	39	(114)	(53)	(61)	0
Forward starting reverse repurchase and securities borrowing agreements	4,820	4,820	0	0	0	0	0	0
Committed unconditionally revocable credit lines	40,821	36,141	4,593	88	(70)	(36)	(34)	0
of which: Real estate financing	6,242	5,663	579	0	(27)	(6)	(21)	0
of which: Large corporate clients	4,798	3,821	959	18	(9)	(4)	(5)	0
of which: SME clients	5,382	3,183	2,141	58	(21)	(17)	(5)	0
of which: Lombard	9,017	9,017	0	0	0	0	0	0
of which: Credit cards	8,327	7,909	407	11	(9)	(7)	(2)	0
Irrevocable committed prolongation of existing loans	3,421	3,412	9	0	(8)	(8)	0	0
Total off-balance sheet financial instruments and other credit lines	108,286	96,972	10,982	333	(255)	(116)	(106)	(34)
Total allowances and provisions					(1,550)	(296)	(360)	(894)

1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.    2 The presentation of ECL exposures by stage includes best estimates to account for the effect of management overlays on model outputs.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9   Expected credit loss measurement (continued)

USD million	30.6.20
	Carrying amount[1,2]				ECL allowance
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	149,549	149,549	0	0	0	0	0	0
Loans and advances to banks	15,544	15,445	99	0	(6)	(4)	(1)	(1)
Receivables from securities financing transactions	85,271	85,271	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	30,846	30,846	0	0	(1)	(1)	0	0
Loans and advances to customers	345,783	320,108	23,673	2,002	(1,089)	(134)	(236)	(719)
of which: Private clients with mortgages	137,563	128,527	8,076	960	(157)	(25)	(93)	(39)
of which: Real estate financing	40,653	34,083	6,559	11	(55)	(10)	(42)	(4)
of which: Large corporate clients	14,376	11,148	2,962	266	(308)	(34)	(58)	(217)
of which: SME clients	13,518	7,845	5,177	496	(319)	(21)	(29)	(269)
of which: Lombard	116,482	116,292	0	191	(71)	(11)	0	(60)
of which: Credit cards	1,396	1,065	304	26	(35)	(9)	(11)	(15)
of which: Commodity trade finance	3,194	3,155	30	9	(83)	(5)	0	(78)
Other financial assets measured at amortized cost	27,324	26,178	404	741	(151)	(40)	(10)	(100)
of which: Loans to financial advisors	2,673	2,090	201	382	(116)	(34)	(7)	(74)
Total financial assets measured at amortized cost	654,318	627,398	24,176	2,743	(1,249)	(181)	(247)	(821)
Financial assets measured at fair value through other comprehensive income	8,624	8,624	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	662,942	636,023	24,176	2,743	(1,249)	(181)	(247)	(821)

	Total exposure				ECL provision
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	16,313	14,768	1,369	176	(47)	(11)	(4)	(32)
of which: Large corporate clients	3,494	2,640	733	121	(8)	(3)	(3)	(3)
of which: SME clients	1,293	725	514	54	(25)	(1)	(1)	(24)
of which: Financial intermediaries and hedge funds	6,964	6,910	54	0	(6)	(6)	0	0
of which: Lombard	602	602	0	0	(1)	0	0	(1)
of which: Commodity trade finance	1,601	1,583	18	0	(1)	(1)	0	0
Irrevocable loan commitments	39,651	34,494	5,044	114	(121)	(57)	(64)	0
of which: Large corporate clients	23,167	18,284	4,838	45	(109)	(50)	(59)	0
Forward starting reverse repurchase and securities borrowing agreements	2,210	2,210	0	0	0	0	0	0
Committed unconditionally revocable credit lines	39,701	34,771	4,870	60	(65)	(34)	(32)	0
of which: Real estate financing	5,666	5,019	647	0	(25)	(4)	(21)	0
of which: Large corporate clients	4,356	3,482	856	18	(9)	(4)	(5)	0
of which: SME clients	4,980	2,962	1,984	34	(17)	(14)	(4)	0
of which: Lombard	9,410	9,410	0	0	(1)	(1)	0	0
of which: Credit cards	8,159	7,726	425	8	(10)	(7)	(2)	0
Irrevocable committed prolongation of existing loans	4,265	4,240	25	1	(7)	(7)	0	0
Total off-balance sheet financial instruments and other credit lines	102,141	90,483	11,307	351	(240)	(108)	(100)	(32)
Total allowances and provisions					(1,489)	(290)	(346)	(853)

1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.    2 The presentation of ECL exposures by stage includes best estimates to account for the effect of management overlays on model outputs.

Note 9   Expected credit loss measurement (continued)

USD million	31.12.19
	Carrying amount[1]				ECL allowance
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	107,068	107,068	0	0	0	0	0	0
Loans and advances to banks	12,379	12,298	80	0	(6)	(4)	(1)	(1)
Receivables from securities financing transactions	84,245	84,245	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	23,289	23,289	0	0	0	0	0	0
Loans and advances to customers	327,992	310,705	15,538	1,749	(764)	(82)	(123)	(559)
of which: Private clients with mortgages	132,646	124,063	7,624	959	(110)	(15)	(55)	(41)
of which: Real estate financing	38,481	32,932	5,532	17	(43)	(5)	(34)	(4)
of which: Large corporate clients	9,703	9,184	424	94	(117)	(15)	(4)	(98)
of which: SME clients	11,786	9,817	1,449	521	(303)	(17)	(15)	(271)
of which: Lombard	112,893	112,796	0	98	(22)	(4)	0	(18)
of which: Credit cards	1,661	1,314	325	22	(35)	(8)	(14)	(13)
of which: Commodity trade finance	2,844	2,826	8	10	(81)	(5)	0	(77)
Other financial assets measured at amortized cost	23,012	21,985	451	576	(143)	(35)	(13)	(95)
of which: Loans to financial advisors	2,877	2,341	334	202	(109)	(29)	(11)	(70)
Total financial assets measured at amortized cost	577,985	559,590	16,069	2,326	(915)	(124)	(137)	(655)
Financial assets measured at fair value through other comprehensive income	6,345	6,345	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	584,329	565,935	16,069	2,326	(915)	(124)	(137)	(655)

	Total exposure				ECL provision
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	18,142	17,757	304	82	(42)	(8)	(1)	(33)
of which: Large corporate clients	3,687	3,461	203	24	(10)	(1)	0	(9)
of which: SME clients	1,180	1,055	67	58	(24)	0	0	(23)
of which: Financial intermediaries and hedge funds	7,966	7,950	16	0	(5)	(4)	0	0
of which: Lombard	622	622	0	0	(1)	0	0	(1)
of which: Commodity trade finance	2,334	2,320	13	0	(1)	(1)	0	0
Irrevocable loan commitments	27,547	27,078	419	50	(35)	(30)	(5)	0
of which: Large corporate clients	18,735	18,349	359	27	(27)	(24)	(3)	0
Forward starting reverse repurchase and securities borrowing agreements	1,657	1,657	0	0	0	0	0	0
Committed unconditionally revocable credit lines	36,979	35,735	1,197	46	(34)	(17)	(17)	0
of which: Real estate financing	5,242	4,934	307	0	(16)	(3)	(13)	0
of which: Large corporate clients	4,274	4,188	69	17	(1)	(1)	0	0
of which: SME clients	4,787	4,589	171	27	(9)	(8)	(1)	0
of which: Lombard	7,976	7,975	0	1	0	0	0	0
of which: Credit cards	7,890	7,535	355	0	(6)	(4)	(2)	0
of which: Commodity trade finance	344	344	0	0	0	0	0	0
Irrevocable committed prolongation of existing loans	3,289	3,285	0	4	(3)	(3)	0	0
Total off-balance sheet financial instruments and other credit lines	87,614	85,513	1,920	182	(114)	(58)	(23)	(33)
Total allowances and provisions					(1,029)	(181)	(160)	(688)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9   Expected credit loss measurement (continued)

The table below provides information about the ECL gross exposure and the ECL coverage ratio for our core loan portfolios: Loans and advances to customers, Other financial assets measured at amortized cost and relevant off-balance sheet exposures. Cash and balances at central banks, Loans and advances to banks, Receivables from securities financing transactions, Cash collateral receivables on derivative instruments, and Financial assets measured at fair value through other comprehensive income are not included in the table below due to their lower sensitivity to ECL.

ECL coverage ratios are calculated by taking ECL allowances and provisions divided by the gross carrying amount of the exposures.

ECL coverage ratios for core loan portfolios	30.9.20
	Gross carrying amount (USD million)[1]				ECL coverage (bps)
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Loans and advances to customers	363,324	337,087	23,516	2,721	31	4	103	2,816
of which: Private clients with mortgages	142,356	132,872	8,487	997	12	3	111	371
of which: Real estate financing	42,104	36,085	5,999	20	15	3	81	1,936
of which: Large corporate clients	15,774	12,627	2,717	430	174	20	192	4,596
of which: SME clients	14,444	8,152	5,399	894	244	31	57	3,321
of which: Lombard	126,006	125,908	0	98	3	0	0	3,861
of which: Credit cards	1,544	1,161	338	45	240	84	341	3,499
of which: Commodity trade finance	3,274	3,067	45	162	447	18	4	8,678
Other financial assets measured at amortized cost	27,320	26,327	380	613	52	14	313	1,516
of which: Loans to financial advisors	2,695	1,955	192	548	427	152	466	1,394

	Gross exposure (USD million)				ECL coverage (bps)
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	17,769	16,080	1,519	169	27	7	26	1,991
Irrevocable loan commitments	41,455	36,519	4,860	76	31	17	139	0
Committed unconditionally revocable credit lines	40,821	36,141	4,593	88	17	10	74	0
Irrevocable committed prolongation of existing loans	3,421	3,412	9	0	25	24	206	0
1 The presentation of ECL exposures by stage includes best estimates to account for the effect of management overlays on model outputs.

ECL coverage ratios for core loan portfolios	30.6.20
	Gross carrying amount (USD million)[1]				ECL coverage (bps)
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Loans and advances to customers	346,872	320,242	23,909	2,721	31	4	99	2,643
of which: Private clients with mortgages	137,720	128,552	8,169	1,000	11	2	113	394
of which: Real estate financing	40,708	34,093	6,601	15	14	3	63	2,541
of which: Large corporate clients	14,684	11,182	3,020	483	210	30	191	4,488
of which: SME clients	13,837	7,866	5,206	765	231	27	55	3,520
of which: Lombard	116,554	116,303	0	251	6	1	0	2,403
of which: Credit cards	1,430	1,074	315	41	242	81	354	3,569
of which: Commodity trade finance	3,278	3,160	30	87	254	15	8	8,973
Other financial assets measured at amortized cost	27,475	26,219	414	842	55	15	241	1,194
of which: Loans to financial advisors	2,789	2,124	208	456	415	161	347	1,627

	Gross exposure (USD million)				ECL coverage (bps)
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	16,313	14,768	1,369	176	29	7	27	1,831
Irrevocable loan commitments	39,651	34,494	5,044	114	31	16	128	0
Committed unconditionally revocable credit lines	39,701	34,771	4,870	60	16	10	65	0
Irrevocable committed prolongation of existing loans	4,265	4,240	25	1	16	16	15	0
1 The presentation of ECL exposures by stage includes best estimates to account for the effect of management overlays on model outputs.

Note 9   Expected credit loss measurement (continued)

ECL coverage ratios for core loan portfolios	31.12.19
	Gross carrying amount (USD million)				ECL coverage (bps)
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Loans and advances to customers	328,756	310,787	15,661	2,308	23	3	79	2,420
of which: Private clients with mortgages	132,756	124,077	7,679	1,000	8	1	72	406
of which: Real estate financing	38,524	32,937	5,567	21	11	2	62	1,765
of which: Large corporate clients	9,819	9,199	429	192	119	16	100	5,088
of which: SME clients	12,089	9,834	1,464	791	251	18	104	3,420
of which: Lombard	112,915	112,799	0	116	2	0	0	1,566
of which: Credit cards	1,696	1,322	339	35	205	60	404	3,718
of which: Commodity trade finance	2,925	2,831	8	87	278	17	3	8,844
Other financial assets measured at amortized cost	23,154	22,019	463	672	62	16	274	1,420
of which: Loans to financial advisors	2,987	2,370	344	272	366	122	305	2,570

	Gross exposure (USD million)				ECL coverage (bps)
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	18,142	17,757	304	82	23	4	30	4,032
Irrevocable loan commitments	27,547	27,078	419	50	13	11	120	0
Committed unconditionally revocable credit lines	36,979	35,735	1,197	46	9	5	143	0
Irrevocable committed prolongation of existing loans	3,289	3,285	0	4	8	8	0	0

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 10  Fair value measurement

This Note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2019, which provides more information about valuation principles, valuation governance, fair value hierarchy classification, valuation adjustments, valuation techniques and inputs, sensitivity of fair value measurements, and methods applied to calculate fair values for financial instruments not measured at fair value.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest-level input that is significant to the position’s fair value measurement:

–   Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities;

–   Level 2: valuation techniques for which all significant inputs are, or are based on, observable market data; or

–   Level 3: valuation techniques for which significant inputs are not based on observable market data.

Note 10   Fair value measurement (continued)

a) Fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques[1]
	30.9.20				30.6.20				31.12.19
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value on a recurring basis

Financial assets at fair value held for trading	92,429	14,170	1,625	108,224	82,046	13,399	2,710	98,155	113,635	12,248	1,812	127,695
of which:
Equity instruments	73,135	627	139	73,901	64,164	710	76	64,949	96,162	400	226	96,788
Government bills / bonds	11,434	1,881	10	13,325	11,057	2,272	10	13,339	9,630	1,770	64	11,464
Investment fund units	7,249	1,584	43	8,876	6,282	1,744	27	8,053	7,088	1,729	50	8,867
Corporate and municipal bonds	606	8,613	535	9,754	537	7,416	779	8,732	755	6,796	542	8,093
Loans	0	1,240	699	1,939	0	980	1,600	2,580	0	1,180	791	1,971
Asset-backed securities	5	225	199	429	7	277	218	501	0	372	140	512

Derivative financial instruments	750	143,833	1,456	146,039	868	149,601	1,541	152,010	356	120,224	1,264	121,843
of which:
Foreign exchange contracts	410	50,707	7	51,124	472	53,317	7	53,797	240	52,228	8	52,476
Interest rate contracts	22	53,094	304	53,420	25	55,147	330	55,502	6	42,288	263	42,558
Equity / index contracts	0	34,943	787	35,730	0	36,195	795	36,991	7	22,220	597	22,825
Credit derivative contracts	0	1,483	344	1,827	0	1,540	405	1,945	0	1,612	394	2,007
Commodity contracts	0	3,469	13	3,482	0	3,302	1	3,304	0	1,820	0	1,821

Brokerage receivables	0	20,930	0	20,930	0	19,848	0	19,848	0	18,007	0	18,007

Financial assets at fair value not held for trading	38,331	36,341	3,760	78,432	49,389	40,886	3,735	94,010	40,608	39,065	3,962	83,636
of which:
Financial assets for unit-linked investment contracts	20,141	0	1	20,142	26,387	0	5	26,392	27,568	118	0	27,686
Corporate and municipal bonds	432	16,523	334	17,289	578	20,737	0	21,316	653	18,732	0	19,385
Government bills / bonds	17,497	4,067	0	21,564	22,175	4,540	0	26,714	12,089	3,700	0	15,790
Loans	0	7,896	798	8,694	0	8,317	1,024	9,340	0	10,206	1,231	11,438
Securities financing transactions	0	7,591	125	7,716	0	7,163	126	7,289	0	6,148	147	6,294
Auction rate securities	0	0	1,393	1,393	0	0	1,393	1,393	0	0	1,536	1,536
Investment fund units	187	123	116	426	188	115	103	406	194	140	98	432
Equity instruments	74	0	531	605	61	0	545	606	103	4	451	559
Other	0	140	462	602	0	13	540	553	0	16	499	515

Financial assets measured at fair value through other comprehensive income on a recurring basis

Financial assets measured at fair value through other comprehensive income	1,380	7,448	0	8,828	1,551	7,074	0	8,624	1,906	4,439	0	6,345
of which:
Asset-backed securities	0	7,035	0	7,035	0	6,634	0	6,634	0	3,955	0	3,955
Government bills / bonds	1,345	47	0	1,391	1,515	98	0	1,612	1,859	16	0	1,875
Corporate and municipal bonds	35	366	0	401	36	341	0	378	47	468	0	515

Non-financial assets measured at fair value on a recurring basis

Precious metals and other physical commodities	5,581	0	0	5,581	4,890	0	0	4,890	4,597	0	0	4,597

Non-financial assets measured at fair value on a non-recurring basis

Other non-financial assets[2]	0	0	209	209	0	0	130	130	0	0	199	199
Total assets measured at fair value	138,472	222,722	7,050	368,244	138,744	230,808	8,116	377,668	161,102	193,983	7,237	362,322

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 10  Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques (continued)[1]
	30.9.20				30.6.20				31.12.19
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial liabilities measured at fair value on a recurring basis

Financial liabilities at fair value held for trading	30,540	6,203	100	36,843	28,216	6,093	117	34,426	25,791	4,726	75	30,591
of which:
Equity instruments	25,966	139	26	26,131	23,464	306	76	23,846	22,526	149	59	22,734
Corporate and municipal bonds	26	4,700	72	4,798	38	4,558	39	4,635	40	3,606	16	3,661
Government bills / bonds	4,051	769	0	4,820	4,052	770	0	4,822	2,820	646	0	3,466
Investment fund units	491	487	1	979	662	431	2	1,096	404	294	0	698

Derivative financial instruments	753	141,603	2,824	145,180	871	148,116	3,293	152,280	385	118,498	1,996	120,880
of which:
Foreign exchange contracts	418	50,388	58	50,865	447	54,385	67	54,899	248	53,705	60	54,013
Interest rate contracts	8	46,939	713	47,659	7	49,048	838	49,894	7	36,434	130	36,571
Equity / index contracts	0	39,300	1,550	40,850	0	39,622	1,445	41,067	3	24,171	1,293	25,468
Credit derivative contracts	0	1,728	486	2,215	0	1,781	917	2,698	0	2,448	512	2,960
Commodity contracts	0	2,919	4	2,923	0	3,128	10	3,138	0	1,707	0	1,707

Financial liabilities designated at fair value on a recurring basis

Brokerage payables designated at fair value	0	38,938	0	38,938	0	40,248	0	40,248	0	37,233	0	37,233

Debt issued designated at fair value	0	50,274	8,719	58,993	0	49,123	8,521	57,644	0	56,943	9,649	66,592

Other financial liabilities designated at fair value	0	29,810	2,219	32,030	0	36,766	2,365	39,131	0	35,119	1,039	36,157
of which:
Financial liabilities related to unit-linked investment contracts	0	20,526	0	20,526	0	26,573	0	26,573	0	28,145	0	28,145
Securities financing transactions	0	7,669	0	7,669	0	8,371	0	8,371	0	5,742	0	5,742
Over-the-counter debt instruments	0	1,550	819	2,369	0	1,796	1,057	2,852	0	1,231	791	2,022
Total liabilities measured at fair value	31,293	266,829	13,862	311,983	29,087	280,347	14,296	323,729	26,176	252,518	12,759	291,452

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for the periods presented.    2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at fair value less costs to sell as a result of meeting the held-for-sale criteria.

b) Valuation adjustments

Deferred day-1 profit or loss reserves

The table below summarizes the changes in deferred day-1 profit or loss reserves during the relevant period.

Deferred day-1 profit or loss is generally released into Other net income from financial instruments measured at fair value through profit or loss when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss reserves
	For the quarter ended			Year-to-date
USD million	30.9.20	30.6.20	30.9.19	30.9.20	30.9.19
Reserve balance at the beginning of the period	243	194	158	146	255
Profit / (loss) deferred on new transactions	48	121	32	287	122
(Profit) / loss recognized in the income statement	(60)	(72)	(58)	(201)	(245)
Foreign currency translation	0	0	(1)	(1)	(2)
Reserve balance at the end of the period	231	243	131	231	131

Note 10  Fair value measurement (continued)

Own credit

The valuation of financial liabilities designated at fair value requires consideration of the own credit component of fair value. Own credit risk is reflected in the valuation of UBS’s fair value option liabilities where this component is considered relevant for valuation purposes by UBS’s counterparties and other market participants. However, own credit risk is not reflected in the valuation of UBS’s liabilities that are fully collateralized or for other obligations for which it is established market practice to not include an own credit component.

A description of UBS’s methodology to estimate own credit and the related accounting principles is included in “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2019.

In the third quarter of 2020, other comprehensive income related to own credit on financial liabilities designated at fair value was negative USD 144 million, primarily due to a tightening of UBS’s credit spreads.

Own credit adjustments on financial liabilities designated at fair value
	Included in Other comprehensive income
	For the quarter ended			Year-to-date
USD million	30.9.20	30.6.20	30.9.19	30.9.20	30.9.19
Recognized during the period:
Realized gain / (loss)	(5)	8	0	5	6
Unrealized gain / (loss)	(139)	(1,103)	1	(86)	(258)
Total gain / (loss), before tax	(144)	(1,095)	1	(82)	(253)

	As of
USD million	30.9.20	30.6.20	30.9.19
Recognized on the balance sheet as of the end of the period:
Unrealized life-to-date gain / (loss)	(169)	(31)	62

Credit, funding, debit and other valuation adjustments

A description of UBS’s methodology for estimating credit valuation adjustments (CVAs), funding valuation adjustments (FVAs), debit valuation adjustments (DVAs) and other valuation adjustments is included in “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2019.

In the third quarter of 2020, FVAs decreased due to a tightening of funding spreads compared with the second quarter of 2020. Other valuation adjustments for liquidity and model uncertainty also decreased, primarily due to tighter bid–offer spreads compared with the second quarter of 2020.

Valuation adjustments on financial instruments
	As of
Life-to-date gain / (loss), USD million	30.9.20	30.6.20	31.12.19
Credit valuation adjustments[1]	(75)	(78)	(48)
Funding valuation adjustments[2]	(115)	(141)	(93)
Debit valuation adjustments	1	1	1
Other valuation adjustments	(616)	(715)	(566)
of which: liquidity	(314)	(385)	(300)
of which: model uncertainty	(302)	(330)	(266)

1 Amounts do not include reserves against defaulted counterparties.    2 Includes FVAs on structured financing transactions of USD 27 million as of 30 September 2020, USD 44 million as of 30 June 2020, and USD 43 million as of 31 December 2019.

c) Transfers between Level 1 and Level 2

The amounts disclosed in this section reflect transfers between Level 1 and Level 2 for instruments that were held for the entire reporting period.

Assets and liabilities transferred from Level 2 to Level 1 during the first nine months of 2020, or from Level 1 to Level 2 during the first nine months of 2020, were not material.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 10  Fair value measurement (continued)

d) Level 3 instruments: valuation techniques and inputs

The table below presents significant Level 3 assets and liabilities together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

The range of values represents the highest- and lowest-level inputs used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges will therefore vary from period to period and parameter to parameter, based on characteristics of the instruments held at each balance sheet date. Furthermore, the ranges and weighted averages of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

The significant unobservable inputs disclosed in the table below are consistent with those included in “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2019. A description of the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown, is also provided in “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2019.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)[1]	Range of inputs
	Assets		Liabilities		Valuation technique(s)		30.9.20			31.12.19
USD billion	30.9.20	31.12.19	30.9.20	31.12.19			low	high	weighted average[2]	low	high	weighted average[2]	unit[1]
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal bonds	0.9	0.5	0.1	0.0	Relative value to market comparable	Bond price equivalent	0	150	99	0	143	101	points
					Discounted expected cash flows	Discount margin	268	268					basis points
Traded loans, loans designated at fair value, loan commitments and guarantees	1.9	2.4	0.1	0.0	Relative value to market comparable	Loan price equivalent	0	100	96	0	101	99	points
					Discounted expected cash flows	Credit spread	350	800		225	530		basis points
					Market comparable and securitization model	Credit spread	1	19	3	0	14	2	points
Auction rate securities	1.4	1.5			Relative value to market comparable	Bond price equivalent	79	91	80	79	98	88	points
Investment fund units[3]	0.2	0.1	0.0	0.0	Relative value to market comparable	Net asset value
Equity instruments[3]	0.7	0.7	0.0	0.1	Relative value to market comparable	Price
Debt issued designated at fair value[4]			8.7	9.6
Other financial liabilities designated at fair value			2.2	1.0	Discounted expected cash flows	Funding spread	44	175		44	175		basis points
Derivative financial instruments
Interest rate contracts	0.3	0.3	0.7	0.1	Option model	Volatility of interest rates	23	78		15	63		basis points
Credit derivative contracts	0.3	0.4	0.5	0.5	Discounted expected cash flows	Credit spreads	(14)	542		1	700		basis points
						Bond price equivalent	0	100		0	100		points
Equity / index contracts	0.8	0.6	1.6	1.3	Option model	Equity dividend yields	0	13		0	14%
						Volatility of equity stocks, equity and other indices	4	111		4	105%
						Equity-to-FX correlation	(45)	65		(45)	71%
						Equity-to-equity correlation	(17)	100		(17)	98%

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to derivative contracts, as this would not be meaningful.    3 The range of inputs is not disclosed as there is a dispersion of values given the diverse nature of the investments.    4 Debt issued designated at fair value is composed primarily of UBS structured notes, which include variable maturity notes with various equity and foreign exchange underlying risks, rates-linked and credit-linked notes, all of which have embedded derivative parameters that are considered to be unobservable. The equivalent derivative instrument parameters are presented in the respective derivative financial instruments lines in this table.

Note 10  Fair value measurement (continued)

e) Level 3 instruments: sensitivity to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof.

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity of fair value measurements for debt issued designated at fair value and over-the-counter debt instruments designated at fair value is reported with the equivalent derivative or securities financing instrument within the table below.

The sensitivity data shown below presents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdepend-encies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Furthermore, direct interrelationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	30.9.20		30.6.20		31.12.19
USD million	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Traded loans, loans designated at fair value, loan commitments and guarantees	46	(44)	71	(83)	46	(21)
Securities financing transactions	35	(50)	26	(26)	11	(11)
Auction rate securities	105	(105)	105	(105)	87	(87)
Asset-backed securities	45	(40)	45	(45)	35	(40)
Equity instruments	135	(87)	160	(92)	140	(80)
Interest rate derivative contracts, net	8	(18)	12	(23)	8	(17)
Credit derivative contracts, net	7	(12)	6	(11)	31	(35)
Foreign exchange derivative contracts, net	17	(13)	14	(8)	12	(8)
Equity / index derivative contracts, net	298	(299)	351	(352)	183	(197)
Other	102	(116)	35	(35)	47	(51)
Total	798	(782)	824	(780)	600	(547)

f) Level 3 instruments: movements during the period

Significant changes in Level 3 instruments

The table on the following pages presents additional information about significant Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not comprise the effect of related hedging activity. Furthermore, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 10  Fair value measurement (continued)

Movements of Level 3 instruments[1]
		Total gains / losses included in comprehensive income
USD billion	Balance as of 31 December 2018	Net gains / losses included in income[2]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 September 2019

Financial assets at fair value held for trading	2.0	(0.2)	0.0	0.3	(1.3)	2.0	0.0	0.1	(0.4)	0.0	2.4
of which:
Investment fund units	0.4	0.0	0.0	0.1	(0.2)	0.0	0.0	0.0	(0.2)	0.0	0.1
Corporate and municipal bonds	0.7	0.0	0.0	0.0	(0.2)	0.0	0.0	0.0	(0.2)	0.0	0.3
Loans	0.7	(0.2)	0.0	0.0	(0.8)	2.0	0.0	0.0	0.0	0.0	1.7
Other	0.2	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.3

Derivative financial instruments – assets	1.4	(0.2)	(0.1)	0.0	0.0	0.3	(0.2)	0.1	(0.3)	0.0	1.1
of which:
Interest rate contracts	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.2)	0.0	0.3
Equity / index contracts	0.5	(0.2)	0.0	0.0	0.0	0.1	0.0	0.1	(0.1)	0.0	0.5
Credit derivative contracts	0.5	(0.1)	0.0	0.0	0.0	0.1	(0.2)	0.0	(0.1)	0.0	0.3
Other	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Financial assets at fair value not held for trading	4.4	0.1	0.1	0.7	(0.5)	0.0	0.0	0.0	(1.2)	0.0	3.5
of which:
Loans	1.8	0.0	0.0	0.3	(0.1)	0.0	0.0	0.0	(1.2)	0.0	0.7
Auction rate securities	1.7	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.0	0.0	1.5
Equity instruments	0.5	0.1	0.1	0.1	(0.2)	0.0	0.0	0.0	0.0	0.0	0.5
Other	0.5	0.0	0.0	0.3	(0.1)	0.0	0.0	0.0	0.0	0.0	0.8

Derivative financial instruments – liabilities	2.2	0.1	0.0	0.0	0.0	0.4	(0.4)	0.1	(0.3)	0.0	2.0
of which:
Interest rate contracts	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.2
Equity / index contracts	1.4	0.1	0.0	0.0	0.0	0.3	(0.3)	0.0	(0.2)	0.0	1.3
Credit derivative contracts	0.5	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	(0.1)	0.0	0.4
Other	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
Debt issued designated at fair value	11.0	0.4	0.3	0.0	0.0	5.2	(4.1)	0.4	(2.8)	(0.1)	10.0

Other financial liabilities designated at fair value	1.0	0.2	0.1	0.0	0.0	0.2	(0.7)	0.0	0.0	0.0	0.7

1 Effective 1 January 2020, UBS has enhanced its disclosure of Level 3 movements by excluding from the table the impacts of instruments purchased during the period and sold prior to the end of the period. Prior-period comparatives have been restated accordingly.    2 Net gains / losses included in comprehensive income are composed of Net interest income, Other net income from financial instruments measured at fair value through profit or loss and Other income.    3 Total Level 3 assets as of 30 September 2020 were USD 7.0 billion (31 December 2019: USD 7.2 billion). Total Level 3 liabilities as of 30 September 2020 were USD 13.9 billion (31 December 2019: USD 12.8 billion).

Note 10   Fair value measurement (continued)

	Total gains / losses included in comprehensive income
Balance as of 31 December 2019[3]	Net gains / losses included in income[2]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 September 2020[3]

1.8	0.0	0.0	0.6	(1.4)	0.5	0.0	0.2	0.0	0.0	1.6

0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
0.5	0.1	0.0	0.4	(0.5)	0.0	0.0	0.0	0.0	0.0	0.5
0.8	0.0	0.0	0.0	(0.6)	0.5	0.0	0.0	0.0	0.0	0.7
0.4	(0.1)	(0.1)	0.1	(0.2)	0.0	0.0	0.1	0.0	0.0	0.3

1.3	0.2	0.2	0.0	0.0	0.6	(0.9)	0.5	(0.1)	0.0	1.5

0.3	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3
0.6	0.0	0.1	0.0	0.0	0.5	(0.7)	0.4	(0.1)	0.0	0.8
0.4	0.0	0.0	0.0	0.0	0.1	(0.2)	0.0	0.0	0.0	0.3
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

4.0	(0.2)	(0.1)	0.8	(0.8)	0.0	0.0	0.0	0.0	0.0	3.8

1.2	0.0	0.1	0.3	(0.7)	0.0	0.0	0.0	0.0	0.0	0.8
1.5	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.4
0.5	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.5
0.7	0.0	0.0	0.4	(0.1)	0.0	0.0	0.0	0.0	0.0	1.0

2.0	0.8	0.7	0.0	0.0	0.7	(0.7)	0.5	(0.5)	0.0	2.8

0.1	0.5	0.5	0.0	0.0	0.1	(0.1)	0.3	(0.1)	0.0	0.7
1.3	0.4	0.2	0.0	0.0	0.5	(0.5)	0.1	(0.2)	0.0	1.6
0.5	0.0	0.0	0.0	0.0	0.1	0.0	0.1	(0.2)	0.0	0.5
0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
9.6	(0.7)	(0.6)	0.0	0.0	5.2	(4.4)	0.4	(1.5)	0.0	8.7

1.0	0.2	0.2	0.0	0.0	1.4	(0.4)	0.0	0.0	0.0	2.2

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 10   Fair value measurement (continued)

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

Assets transferred into and out of Level 3 in the first nine months of 2020 totaled USD 0.7 billion and USD 0.2 billion, respectively. Transfers into Level 3 mainly consisted of equity / index derivatives, reflecting decreased observability of the relevant valuation inputs.

Liabilities transferred into and out of Level 3 in the first nine months of 2020 totaled USD 0.9 billion and USD 2.1 billion, respectively. Transfers into Level 3 mainly consisted of debt issued designated at fair value, primarily credit-linked and equity-linked issued debt instruments, as well as interest rate derivative contracts due to decreased observability of the relevant valuation inputs. Transfers out of Level 3 mainly consisted of debt issued designated at fair value, primarily equity-linked issued debt instruments, due to increased observability of the embedded derivative inputs.

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	30.9.20		30.6.20		31.12.19
USD billion	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash and balances at central banks	149.2	149.2	149.5	149.5	107.1	107.1
Loans and advances to banks	14.6	14.6	15.5	15.5	12.4	12.4
Receivables from securities financing transactions	80.4	80.4	85.3	85.3	84.2	84.2
Cash collateral receivables on derivative instruments	31.2	31.2	30.8	30.8	23.3	23.3
Loans and advances to customers	362.2	363.2	345.8	345.8	328.0	330.3
Other financial assets measured at amortized cost	27.2	28.0	27.3	27.9	23.0	23.3
Liabilities
Amounts due to banks	9.9	10.0	12.4	12.4	6.6	6.6
Payables from securities financing transactions	6.0	6.0	12.0	12.0	7.8	7.8
Cash collateral payables on derivative instruments	37.8	37.8	36.9	36.9	31.4	31.4
Customer deposits	491.0	491.1	477.1	477.3	450.6	450.7
Funding from UBS Group AG and its subsidiaries	51.8	52.4	49.7	49.7	47.9	49.6
Debt issued measured at amortized cost	78.6	79.8	77.2	78.2	62.8	64.3
Other financial liabilities measured at amortized cost[1]	6.6	6.6	6.3	6.3	6.5	6.5
1 Excludes lease liabilities.

The fair values included in the table above have been calculated for disclosure purposes only. The valuation techniques and assumptions relate only to UBS’s financial instruments not otherwise measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another.

Note 11  Derivative instruments

a) Derivative instruments

As of 30.9.20, USD billion	Derivative financial assets	Notional values related to derivative financial assets[3]	Derivative financial liabilities	Notional values related to derivative financial liabilities[3]	Other notional values[4]
Derivative financial instruments[1,2]
Interest rate contracts	53.4	933	47.7	876	11,281
Credit derivative contracts	1.8	63	2.2	68	0
Foreign exchange contracts	51.1	3,102	50.9	2,876	1
Equity / index contracts	35.7	429	40.9	525	106
Commodity contracts	3.5	76	2.9	57	11
Unsettled purchases of non-derivative financial instruments[5]	0.2	27	0.5	18
Unsettled sales of non-derivative financial instruments[5]	0.2	34	0.2	14
Total derivative financial instruments, based on IFRS netting[6]	146.0	4,665	145.2	4,433	11,400
Further netting potential not recognized on the balance sheet[7]	(132.0)		(129.1)
of which: netting of recognized financial liabilities / assets	(107.4)		(107.4)
of which: netting with collateral received / pledged	(24.7)		(21.7)
Total derivative financial instruments, after consideration of further netting potential	14.0		16.1

As of 30.6.20, USD billion
Derivative financial instruments[1,2]
Interest rate contracts	55.5	910	49.9	887	11,797
Credit derivative contracts	1.9	66	2.7	68	0
Foreign exchange contracts	53.8	2,971	54.9	2,818	2
Equity / index contracts	37.0	376	41.1	474	105
Commodity contracts	3.3	66	3.1	58	11
Unsettled purchases of non-derivative financial instruments[5]	0.3	32	0.2	12
Unsettled sales of non-derivative financial instruments[5]	0.2	31	0.4	18
Total derivative financial instruments, based on IFRS netting[6]	152.0	4,451	152.3	4,334	11,914
Further netting potential not recognized on the balance sheet[7]	(138.1)		(134.3)
of which: netting of recognized financial liabilities / assets	(112.3)		(112.3)
of which: netting with collateral received / pledged	(25.8)		(21.9)
Total derivative financial instruments, after consideration of further netting potential	13.9		18.0

As of 31.12.19, USD billion
Derivative financial instruments[1,2]
Interest rate contracts	42.6	1,007	36.6	961	11,999
Credit derivative contracts	2.0	70	3.0	70	0
Foreign exchange contracts	52.5	3,174	54.0	2,994	1
Equity / index contracts	22.8	420	25.5	534	122
Commodity contracts	1.8	56	1.7	60	13
Unsettled purchases of non-derivative financial instruments[5]	0.1	17	0.1	7
Unsettled sales of non-derivative financial instruments[5]	0.1	15	0.1	10
Total derivative financial instruments, based on IFRS netting[6]	121.8	4,759	120.9	4,635	12,135
Further netting potential not recognized on the balance sheet[7]	(110.7)		(106.1)
of which: netting of recognized financial liabilities / assets	(89.3)		(89.3)
of which: netting with collateral received / pledged	(21.4)		(16.8)
Total derivative financial instruments, after consideration of further netting potential	11.1		14.8

1 Derivative financial liabilities as of 30 September 2020 include USD 30 million related to derivative loan commitments (30 June 2020: USD 35 million; 31 December 2019: USD 17 million). No notional amounts related to these commitments are included in this table, but they are disclosed in Note 16, under Loan commitments measured at fair value.    2 Includes certain forward starting repurchase and reverse repurchase agreements that are classified as measured at fair value through profit or loss and are recognized within derivative instruments. The fair value of these derivative instruments was not material for any periods presented. No notional amounts related to these instruments are included in this table, but they are disclosed in Note 16, under Forward starting transactions.    3 In cases where derivative financial instruments are presented on a net basis on the balance sheet, the respective notional values of the netted derivative financial instruments are still presented on a gross basis.    4 Other notional values relate to derivatives that are cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for any of the periods presented.    5 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as derivative financial instruments.    6 Financial assets and liabilities are presented net on the balance sheet if UBS AG has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    7 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 25 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2019 for more information.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 11  Derivative instruments (continued)

b) Cash collateral on derivative instruments

USD billion	Receivables 30.9.20	Payables 30.9.20	Receivables 30.6.20	Payables 30.6.20	Receivables 31.12.19	Payables 31.12.19
Cash collateral on derivative instruments, based on IFRS netting[1]	31.2	37.8	30.8	36.9	23.3	31.4
Further netting potential not recognized on the balance sheet[2]	(18.2)	(19.5)	(18.0)	(20.1)	(14.4)	(18.1)
of which: netting of recognized financial liabilities / assets	(16.6)	(17.8)	(16.7)	(18.3)	(13.3)	(16.5)
of which: netting with collateral received / pledged	(1.5)	(1.7)	(1.3)	(1.8)	(1.1)	(1.7)
Cash collateral on derivative instruments, after consideration of further netting potential	13.0	18.4	12.8	16.8	8.9	13.3

1 Financial assets and liabilities are presented net on the balance sheet if UBS AG has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS AG or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    2 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 25 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2019 for more information.

Note 12  Other assets and liabilities

a) Other financial assets measured at amortized cost

USD million	30.9.20	30.6.20	31.12.19
Debt securities	19,000	19,062	14,141
of which: government bills / bonds	9,931	9,812	8,492
Loans to financial advisors	2,581	2,673	2,877
Fee- and commission-related receivables	1,888	1,650	1,520
Finance lease receivables	1,429	1,409	1,444
Settlement and clearing accounts	374	317	587
Accrued interest income	539	624	742
Other	1,368	1,589	1,701
Total other financial assets measured at amortized cost	27,179	27,324	23,012

b) Other non-financial assets

USD million	30.9.20	30.6.20	31.12.19
Precious metals and other physical commodities	5,581	4,890	4,597
Bail deposit[1]	1,359	1,300	1,293
Prepaid expenses	767	697	687
VAT and other tax receivables	355	335	436
Properties and other non-current assets held for sale	209	242	199
Other	307	385	335
Total other non-financial assets	8,579	7,849	7,547
1 Refer to item 1 in Note 15b for more information.

Note 12  Other assets and liabilities (continued)

c) Other financial liabilities measured at amortized cost

USD million	30.9.20	30.6.20	31.12.19
Other accrued expenses	1,424	1,426	1,697
Accrued interest expenses	1,107	1,183	1,596
Settlement and clearing accounts	1,443	1,802	1,368
Lease liabilities	3,778	3,763	3,858
Other[1]	2,586	1,930	1,854
Total other financial liabilities measured at amortized cost	10,338	10,103	10,373

1 During the third quarter of 2020, UBS AG modified the conditions for continued vesting of certain outstanding deferred compensation awards for qualifying employees. Refer to Note 1 for more information.

d) Other financial liabilities designated at fair value

USD million	30.9.20	30.6.20	31.12.19
Financial liabilities related to unit-linked investment contracts	20,526	26,573	28,145
Securities financing transactions	7,669	8,371	5,742
Over-the-counter debt instruments	2,369	2,852	2,022
Funding from UBS Group AG and its subsidiaries	1,331	1,220	217
Other	135	114	31
Total other financial liabilities designated at fair value	32,030	39,131	36,157
of which: life-to-date own credit (gain) / loss	67	(8)	6

e) Other non-financial liabilities

USD million	30.9.20	30.6.20	31.12.19
Compensation-related liabilities[1]	4,491	3,749	4,339
of which: financial advisor compensation plans[1]	1,417	1,310	1,502
of which: other compensation plans	1,829	1,156	1,750
of which: net defined benefit pension and post-employment liabilities	730	767	629
of which: other compensation-related liabilities[2]	515	516	458
Deferred tax liabilities	657	668	311
Current tax liabilities	834	827	780
VAT and other tax payables	457	477	445
Deferred income	261	243	134
Other	88	186	202
Total other non-financial liabilities	6,788	6,149	6,211
1 Comparative-period information has been restated. Refer to Note 1 for more information. 2 Includes liabilities for payroll taxes and untaken vacation.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 13  Debt issued designated at fair value

USD million	30.9.20	30.6.20	31.12.19
Issued debt instruments
Equity-linked[1]	38,236	35,657	41,722
Rates-linked	12,440	13,694	16,318
Credit-linked	1,975	1,866	1,916
Fixed-rate	3,672	4,436	4,636
Commodity-linked	1,950	1,335	1,567
Other	720	655	432
Total debt issued designated at fair value	58,993	57,644	66,592
of which: life-to-date own credit (gain) / loss	102	39	82
1 Includes investment fund unit-linked instruments issued.

Note 14  Debt issued measured at amortized cost

USD million	30.9.20	30.6.20	31.12.19
Certificates of deposit	16,100	16,401	5,190
Commercial paper	16,054	16,156	14,413
Other short-term debt	4,847	3,877	2,235
Short-term debt[1]	37,001	36,434	21,837
Senior unsecured debt	21,899	21,751	22,356
Covered bonds	2,703	2,605	2,633
Subordinated debt	7,675	7,598	7,431
of which: low-trigger loss-absorbing tier 2 capital instruments	7,138	7,063	6,892
of which: non-Basel III-compliant tier 2 capital instruments	537	534	540
Debt issued through the Swiss central mortgage institutions	9,302	8,795	8,574
Other long-term debt	3	3	4
Long-term debt[2]	41,582	40,752	40,998
Total debt issued measured at amortized cost[3]	78,583	77,186	62,835

1 Debt with an original contractual maturity of less than one year.    2 Debt with an original contractual maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.    3 Net of bifurcated embedded derivatives, the fair value of which was not material for the periods presented.

Note 15   Provisions and contingent liabilities

a) Provisions

The table below presents an overview of total provisions.

USD million	30.9.20	30.6.20	31.12.19
Provisions other than provisions for expected credit losses	2,395	2,324	2,825
Provisions for expected credit losses	255	240	114
Total provisions	2,650	2,564	2,938

The following table presents additional information for provisions other than provisions for expected credit losses.

USD million	Litigation, regulatory and similar matters[1]	Restructuring	Other[3]	Total
Balance as of 31 December 2019	2,475	99	251	2,825
Balance as of 30 June 2020	1,980	101	243	2,324
Increase in provisions recognized in the income statement	45	0	67	112
Release of provisions recognized in the income statement	(4)	0	(6)	(10)
Provisions used in conformity with designated purpose	(55)	(17)	(10)	(82)
Capitalized reinstatement costs	0	0	13	13
Foreign currency translation / unwind of discount	30	2	7	39
Balance as of 30 September 2020	1,996	86[2]	313	2,395

1 Comprises provisions for losses resulting from legal, liability and compliance risks.    2 Primarily consists of personnel-related restructuring provisions of USD 28 million as of 30 September 2020 (30 June 2020: USD 41 million; 31 December 2019: USD 33 million) and provisions for onerous contracts of USD 53 million as of 30 September 2020 (30 June 2020: USD 55 million; 31 December 2019: USD 61 million).    3 Mainly includes provisions related to real estate, employee benefits and operational risks.

Restructuring provisions primarily relate to severance payments and onerous contracts. Severance-related provisions are used within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring event and therefore the estimated costs. Onerous contracts for property are recognized when UBS AG is committed to pay for non-lease components, such as utilities, service charges, taxes and maintenance, when a property is vacated or not fully recovered from sub-tenants.

Information about provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 15b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

UBS operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where UBS may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which UBS believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. UBS makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that UBS has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against UBS, but are nevertheless expected to be, based on UBS’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior to the issuance of financial statements, which affect management’s assessment of the provision for such matter (because, for example, the developments provide evidence of conditions that existed at the end of the reporting period), are adjusting events after the reporting period under IAS 10 and must be recognized in the financial statements for the reporting period.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15   Provisions and contingent liabilities (continued)

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either: (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard; or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in the “Provisions” table in Note 16a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require UBS to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although UBS therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, UBS believes that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the non-prosecution agreement UBS entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that UBS had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a fine and was subject to probation, which ended in January 2020.

A guilty plea to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate UBS’s participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of the UBS Group third quarter 2020 report.

Provisions for litigation, regulatory and similar matters by business division and in Group Functions[1]
USD million	Global Wealth Manage- ment	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Balance as of 31 December 2019	782	113	0	255	1,325	2,475
Balance as of 30 June 2020	732	108	0	207	934	1,980
Increase in provisions recognized in the income statement	39	0	0	5	0	45
Release of provisions recognized in the income statement	(3)	0	0	0	(1)	(4)
Provisions used in conformity with designated purpose	(48)	0	0	(7)	(1)	(55)
Foreign currency translation / unwind of discount	21	4	0	5	0	30
Balance as of 30 September 2020	741	112	0	211	933	1,996

1 Provisions, if any, for matters described in this disclosure are recorded in Global Wealth Management (item 3 and item 4) and Group Functions (item 2). Provisions, if any, for the matters described in items 1 and 6 of this disclosure are allocated between Global Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this disclosure in item 5 are allocated between the Investment Bank and Group Functions.

Note 15   Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that the implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests.

The Swiss Federal Administrative Court ruled in 2016 that, in the administrative assistance proceedings related to a French bulk request, UBS has the right to appeal all final FTA client data disclosure orders. On 30 July 2018, the Swiss Federal Administrative Court granted UBS’s appeal by holding the French administrative assistance request inadmissible. The FTA filed a final appeal with the Swiss Federal Supreme Court. On 26 July 2019, the Supreme Court reversed the decision of the Federal Administrative Court. In December 2019, the court released its written decision. The decision requires the FTA to obtain confirmation from the French authorities that transmitted data will be used only for the purposes stated in their request before transmitting any data. The stated purpose of the original request was to obtain information relating to taxes owed by account holders. Accordingly, any information transferred to the French authorities must not be passed to criminal authorities or used in connection with the ongoing case against UBS discussed in this item. In February 2020, the FTA ordered that UBS would not be granted party status in the French administrative assistance proceedings. UBS appealed this decision to the Federal Administrative Court. On 15 July, the Federal Administrative Court upheld the FTA’s decision, holding that UBS will no longer have party status in these proceedings. The Swiss Federal Supreme Court has determined that it will not hear UBS’s appeal of this decision.

Since 2013, UBS (France) S.A., UBS AG and certain former employees have been under investigation in France for alleged complicity in unlawful solicitation of clients on French territory, regarding the laundering of proceeds of tax fraud, and banking and financial solicitation by unauthorized persons. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion and UBS (France) S.A. to post bail of EUR 40 million, which was reduced on appeal to EUR 10 million.

A trial in the court of first instance took place from 8 October 2018 until 15 November 2018. On 20 February 2019, the court announced a verdict finding UBS AG guilty of unlawful solicitation of clients on French territory and aggravated laundering of the proceeds of tax fraud, and UBS (France) S.A. guilty of aiding and abetting unlawful solicitation and laundering the proceeds of tax fraud. The court imposed fines aggregating EUR 3.7 billion on UBS AG and UBS (France) S.A. and awarded EUR 800 million of civil damages to the French state. UBS has appealed the decision. Under French law, the judgment is suspended while the appeal is pending. The trial originally scheduled for 2 June 2020 has been rescheduled to 8-24 March 2021. The Court of Appeal will retry the case de novo as to both the law and the facts, and the fines and penalties can be greater than or less than those imposed by the court of first instance. A subsequent appeal to the Cour de Cassation, France’s highest court, is possible with respect to questions of law.

UBS believes that based on both the law and the facts the judgment of the court of first instance should be reversed. UBS believes it followed its obligations under Swiss and French law as well as the European Savings Tax Directive. Even assuming liability, which it contests, UBS believes the penalties and damage amounts awarded greatly exceed the amounts that could be supported by the law and the facts. In particular, UBS believes the court incorrectly based the penalty on the total regularized assets rather than on any unpaid taxes on those assets for which a fraud has been characterized and further incorrectly awarded damages based on costs that were not proven by the civil party. Notwithstanding that UBS believes it should be acquitted, our balance sheet at 30 September 2020 reflected provisions with respect to this matter in an amount of EUR 450 million (USD 528 million at 30 September 2020). The wide range of possible outcomes in this case contributes to a high degree of estimation uncertainty. The provision reflected on our balance sheet at 30 September 2020 reflects our best estimate of possible financial implications, although it is reasonably possible that actual penalties and civil damages could exceed the provision amount.

In 2016, UBS was notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud, of banking and financial solicitation by unauthorized persons, and of serious tax fraud.

Our balance sheet at 30 September 2020 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15   Provisions and contingent liabilities (continued)

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages.

In November 2018, the DOJ filed a civil complaint in the District Court for the Eastern District of New York. The complaint seeks unspecified civil monetary penalties under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 related to UBS’s issuance, underwriting and sale of 40 RMBS transactions in 2006 and 2007. UBS moved to dismiss the civil complaint on 6 February 2019. On 10 December 2019, the district court denied UBS’s motion to dismiss.

Our balance sheet at 30 September 2020 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier. Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds faced severe losses, and the Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members.

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees, seeking amounts totaling approximately EUR 2.1 billion, which includes amounts that the funds may be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee).

A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these cases have been filed in Luxembourg, where decisions that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed a further appeal in one of the test cases.

In the US, the BMIS Trustee filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. In 2014, the US Supreme Court rejected the BMIS Trustee’s motion for leave to appeal decisions dismissing all claims except those for the recovery of approximately USD 125 million of payments alleged to be fraudulent conveyances and preference payments. In 2016, the bankruptcy court dismissed these claims against the UBS entities. In February 2019, the Court of Appeals reversed the dismissal of the BMIS Trustee’s remaining claims, and the US Supreme Court subsequently denied a petition seeking review of the Court of Appeals’ decision. The case has been remanded to the Bankruptcy Court for further proceedings.

4. Puerto Rico

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) led to multiple regulatory inquiries, which in 2014 and 2015, led to settlements with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico, the US Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority in relation to their examinations of UBS’s operations.

Since that time UBS has received customer complaints and arbitrations with aggregate claimed damages of USD 3.4 billion, of which claims with aggregate claimed damages of USD 2.7 billion have been resolved through settlements, arbitration or withdrawal of the claim. The claims have been filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans.

A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied and a request for permission to appeal that ruling was denied by the Puerto Rico Supreme Court. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management and the co-manager of certain of the funds, seeking damages for investor losses in the funds during the period from May 2008 through May 2014. Following denial of the plaintiffs’ motion for class certification, the case was dismissed in October 2018.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. In 2016, the court granted the System’s request to join the action as a plaintiff, but ordered that plaintiffs must file an amended complaint. In 2017, the court denied defendants’ motion to dismiss the amended complaint. In 2020, the court denied plaintiffs’ motion for summary judgment.

Note 15   Provisions and contingent liabilities (continued)

Beginning in 2015, certain agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) defaulted on certain interest payments on Puerto Rico bonds. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board has imposed a stay on the exercise of certain creditors’ rights. In 2017, the oversight board placed certain of the bonds into a bankruptcy-like proceeding under the supervision of a Federal District Judge.

In May 2019, the oversight board filed complaints in Puerto Rico federal district court bringing claims against financial, legal and accounting firms that had participated in Puerto Rico municipal bond offerings, including UBS, seeking a return of underwriting and swap fees paid in connection with those offerings. UBS estimates that it received approximately USD 125 million in fees in the relevant offerings.

In August 2019 and February 2020, three US insurance companies that insured issues of Puerto Rico municipal bonds sued UBS and seven other underwriters of Puerto Rico municipal bonds. The actions collectively seek recovery of an aggregate of USD 955 million in damages from the defendants. The plaintiffs in these cases claim that defendants failed to reasonably investigate financial statements in the offering materials for the insured Puerto Rico bonds issued between 2002 and 2007, which plaintiffs argue they relied upon in agreeing to insure the bonds notwithstanding that they had no contractual relationship with the underwriters.

Our balance sheet at 30 September 2020 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Beginning in 2013, numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. As a result of these investigations, UBS entered into resolutions with the UK Financial Conduct Authority (FCA), the US Commodity Futures Trading Commission (CFTC), FINMA, the Board of Governors of the Federal Reserve System (Federal Reserve Board) and the Connecticut Department of Banking, the DOJ’s Criminal Division and the European Commission. UBS has ongoing obligations under the Cease and Desist Order of the Federal Reserve Board and the Office of the Comptroller of the Currency (as successor to the Connecticut Department of Banking), and to cooperate with relevant authorities and to undertake certain remediation measures. UBS has also been granted conditional immunity by the Antitrust Division of the DOJ and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses. Investigations relating to foreign exchange matters by certain authorities remain ongoing notwithstanding these resolutions.

Foreign exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. UBS has resolved US federal court class actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign exchange futures contracts and options on such futures under a settlement agreement that provides for UBS to pay an aggregate of USD 141 million and provide cooperation to the settlement classes. Certain class members have excluded themselves from that settlement and have filed individual actions in US and English courts against UBS and other banks, alleging violations of US and European competition laws and unjust enrichment.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of persons and businesses in the US who directly purchased foreign currency from the defendants and alleged co-conspirators for their own end use. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint. The plaintiffs filed an amended complaint in August 2017. In March 2018, the court denied the defendants’ motions to dismiss the amended complaint.

In 2017, two putative class actions were filed in federal court in New York against UBS and numerous other banks on behalf of persons and entities who had indirectly purchased foreign exchange instruments from a defendant or co-conspirator in the US, and a consolidated complaint was filed in June 2017. In March 2018, the court dismissed the consolidated complaint. In October 2018, the court granted plaintiffs’ motion seeking leave to file an amended complaint. UBS and 11 other banks have reached an agreement with the plaintiffs to settle the class action for a total of USD 10 million. The settlement is subject to court approval.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the UK Serious Fraud Office, the Monetary Authority of Singapore, the Hong Kong Monetary Authority, FINMA, various state attorneys general in the US and competition authorities in various jurisdictions, have conducted investigations regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. UBS reached settlements or otherwise concluded investigations relating to benchmark interest rates with the investigating authorities. UBS has ongoing obligations to cooperate with the authorities with whom we have reached resolutions and to undertake certain remediation measures with respect to benchmark interest rate submissions. UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and the Swiss Competition Commission (WEKO), in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO, as the Secretariat of WEKO has asserted that UBS does not qualify for full immunity.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15   Provisions and contingent liabilities (continued)

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are a number of other actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. The complaints allege manipulation, through various means, of certain benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, SGD SIBOR and SOR and Australian BBSW, and seek unspecified compensatory and other damages under varying legal theories.

USD LIBOR class and individual actions in the US: In 2013 and 2015, the district court in the USD LIBOR actions dismissed, in whole or in part, certain plaintiffs’ antitrust claims, federal racketeering claims, CEA claims, and state common law claims. Although the Second Circuit vacated the district court’s judgment dismissing antitrust claims, the district court again dismissed antitrust claims against UBS in 2016. Certain plaintiffs have appealed that decision to the Second Circuit. Separately, in 2018, the Second Circuit reversed in part the district court’s 2015 decision dismissing certain individual plaintiffs’ claims and certain of these actions are now proceeding. UBS entered into an agreement in 2016 with representatives of a class of bondholders to settle their USD LIBOR class action. The agreement has received preliminary court approval and remains subject to final approval. In 2018, the district court denied plaintiffs’ motions for class certification in the USD class actions for claims pending against UBS, and plaintiffs sought permission to appeal that ruling to the Second Circuit. In July 2018, the Second Circuit denied the petition to appeal of the class of USD lenders and in November 2018 denied the petition of the USD exchange class. In December 2019, UBS entered into an agreement with representatives of the class of USD lenders to settle their USD LIBOR class action. The agreement has received final court approval. In January 2019, a putative class action was filed in the District Court for the Southern District of New York against UBS and numerous other banks on behalf of US residents who, since 1 February 2014, directly transacted with a defendant bank in USD LIBOR instruments. The complaint asserts antitrust claims. The defendants moved to dismiss the complaint in August 2019. On 26 March 2020 the court granted defendants’ motion to dismiss the complaint in its entirety. Plaintiffs have appealed the dismissal. In August 2020, an individual action was filed in the Northern District of California against UBS and numerous other banks alleging that the defendants conspired to fix the interest rate used as the basis for loans to consumers by jointly setting the USD LIBOR rate and monopolized the market for LIBOR-based consumer loans and credit cards. To date, plaintiffs have not served the complaint on UBS.

Other benchmark class actions in the US: In 2014, 2015 and 2017, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiffs’ claims, including plaintiffs’ federal antitrust and racketeering claims. In August 2020, the court granted defendants’ motion for judgment on the pleadings and dismissed the lone remaining claim in the action as impermissibly extraterritorial. In 2017, the court dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds. In April 2020, the appeals court reversed the dismissal and in August 2020 plaintiffs in that action filed an amended complaint. In 2017, the court dismissed the CHF LIBOR action on standing grounds and failure to state a claim. Plaintiffs filed an amended complaint following the dismissal, and the court granted a renewed motion to dismiss in September 2019. Plaintiffs have appealed. Also in 2017, the court in the EURIBOR lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Plaintiffs have appealed. In October 2018, the court in the SIBOR / SOR action dismissed all but one of plaintiffs’ claims against UBS. Plaintiffs filed an amended complaint following the dismissal, and the courts granted a renewed motion to dismiss in July 2019. Plaintiffs have appealed. In November 2018, the court in the BBSW lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Following that dismissal, plaintiffs filed an amended complaint in April 2019, which UBS and other defendants named in the amended complaint moved to dismiss. In February 2020, the court in the BBSW action granted in part and denied in part defendants’ motions to dismiss the amended complaint. In August 2020, UBS and other BBSW defendants joined a motion for judgment on the pleadings. The court dismissed the GBP LIBOR action in August 2019. Plaintiffs have appealed.

Government bonds: Putative class actions have been filed since 2015 in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. A consolidated complaint was filed in 2017 in the US District Court for the Southern District of New York alleging that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction and in the secondary market and asserting claims under the antitrust laws and for unjust enrichment. Defendants’ motions to dismiss the consolidated complaint are pending. Similar class actions have been filed concerning European government bonds and other government bonds.

UBS and reportedly other banks are responding to investigations and requests for information from various authorities regarding government bond trading practices. As a result of its review to date, UBS has taken appropriate action.

Government sponsored entities (GSE) bonds: Starting in February 2019, class action complaints were filed in the US District Court for the Southern District of New York against UBS and other banks on behalf of plaintiffs who traded GSE bonds. A consolidated complaint was filed alleging collusion in GSE bond trading between 1 January 2009 and 1 January 2016. In December 2019, UBS and eleven other defendants agreed to settle the class action for a total of USD 250 million. The settlement has been approved by the court and this matter is now resolved.

Note 15   Provisions and contingent liabilities (continued)

With respect to additional matters and jurisdictions not encompassed by the settlements and orders referred to above, our balance sheet at 30 September 2020 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver. FINMA issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among other things, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 30 September 2020 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Note 16   Guarantees, commitments and forward starting transactions

The table below presents the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	Gross		Total gross	Sub-participations	Net
As of 30.9.20, USD million	Measured at fair value	Not measured at fair value
Total guarantees	1,236	17,769	19,005	(2,777)	16,228
Loan commitments	9,922[1]	41,455	51,377	(791)	50,587
Forward starting transactions[2]
Reverse repurchase agreements	36,906	4,820	41,725
Repurchase agreements	33,732	2,877	36,610

As of 30.6.20, USD million
Total guarantees	963	16,313	17,275	(2,627)	14,648
Loan commitments	7,390[1]	39,651	47,042	(782)	46,259
Forward starting transactions[2]
Reverse repurchase agreements	37,327	2,206	39,533
Securities borrowing agreements		4	4
Repurchase agreements	43,367	2,172	45,539

As of 31.12.19, USD million
Total guarantees	986	18,142	19,128	(2,646)	16,482
Loan commitments	6,308[1]	27,547	33,856	(787)	33,069
Forward starting transactions[2]
Reverse repurchase agreements	20,284	1,657	21,941
Repurchase agreements	7,740	408	8,148
1 Represents the notional amount of the derivative financial liabilities mentioned in footnote 1 to Note 11a. 2 Cash to be paid in the future by either UBS AG or the counterparty.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 17   Changes in organization

Sale of a majority stake in Fondcenter AG

On 30 September 2020, UBS AG completed the sale of a 51.2% stake in Fondcenter AG to Clearstream, Deutsche Börse Group’s post-trade services provider, and deconsolidated the entity. The sale resulted in a post-tax gain of USD 631 million, which was recognized in Other income in the third quarter of 2020. UBS AG retains a 48.8% shareholding in the entity and accounts for this minority interest as an investment in an associate with a carrying amount of USD 385 million as of 30 September 2020.

›   Refer to “Note 32 Changes in organization and acquisitions and disposals of subsidiaries and businesses” in the “Consolidated financial statements” section of the Annual Report 2019 for more information

Banking partnership with Banco do Brasil

On 30 September 2020, UBS AG completed the transaction with Banco do Brasil, establishing a strategic investment banking partnership in Brazil and selected countries in South America. The partnership was established by UBS AG issuing a 49.99% stake in UBS Brasil Serviços in exchange for exclusive access to Banco do Brasil’s corporate clients. This resulted in UBS AG recognizing an intangible asset of USD 147 million. UBS AG retains a controlling interest of 50.01% in UBS Brasil Serviços and will continue to consolidate the entity. UBS AG’s equity attributable to non-controlling interests increased by USD 115 million as of 30 September 2020, with no material effect on UBS AG’s equity attributable to shareholders.

›   Refer to “Note 32 Changes in organization and acquisitions and disposals of subsidiaries and businesses” in the “Consolidated financial statements” section of the Annual Report 2019 for more information

Note 18   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS AG’s operations with a functional currency other than the US dollar into US dollars.

	Closing exchange rate				Average rate[1]
	As of				For the quarter ended			Year-to-date
	30.9.20	30.6.20	31.12.19	30.9.19	30.9.20	30.6.20	30.9.19	30.9.20	30.9.19
1 CHF	1.09	1.06	1.03	1.00	1.10	1.04	1.01	1.06	1.00
1 EUR	1.17	1.12	1.12	1.09	1.18	1.11	1.10	1.13	1.12
1 GBP	1.29	1.24	1.32	1.23	1.31	1.24	1.22	1.28	1.27
100 JPY	0.95	0.93	0.92	0.92	0.95	0.93	0.93	0.93	0.92

1 Monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollars. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all operations of UBS AG with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for UBS AG.

Alternative performance measures

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in our external reports (annual, quarterly and other reports). We use APMs to provide a more complete picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented in the table below. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

APM label	Definition	Information content
Invested assets – GWM, P&C, AM

Calculated as the sum of managed fund assets, managed institutional assets, discretionary and advisory wealth management portfolios, fiduciary deposits, time deposits, savings accounts, and wealth management securities or brokerage accounts.

This measure provides information about the volume of client assets managed by or deposited with UBS for investment purposes.
Client assets – GWM, P&C	Calculated as the sum of invested assets and other assets held purely for transactional purposes or custody only.

This measure provides information about the volume of client assets managed by or deposited with UBS for investment purposes, including other assets held purely for transactional purposes or custody only.

Recurring income – GWM	Calculated as the total of net interest income and recurring net fee income.	This measure provides information about the amount of recurring net interest and fee income.
Recurring net fee income – GWM, P&C

Calculated as the total of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, and administrative fees for accounts (as well as credit card fees for GWM).

This measure provides information about the amount of recurring net fee income.
Transaction-based income – GWM, P&C

Calculated as the total of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, as well as fees for payment and foreign exchange transactions (and credit card fees for P&C), together with other net income from financial instruments measured at fair value through profit or loss.

This measure provides information about the amount of the non-recurring portion of net fee and commission income.
Cost / income ratio (%)	Calculated as operating expenses divided by operating income before credit loss expense or recovery.	This measure provides information about the efficiency of the business by comparing operating expenses with gross income.
Gross margin on invested assets (bps) – GWM, AM	Calculated as operating income before credit loss expense or recovery (annualized as applicable) divided by average invested assets.	This measure provides information about the operating income before credit loss expense or recovery of the business in relation to invested assets.
Net interest margin (bps) – P&C	Calculated as net interest income (annualized as applicable) divided by average loans.	This measure provides information about the profitability of the business by calculating the difference between the price charged for lending and the cost of funding, relative to loan value.
Net margin on invested assets (bps) – GWM, AM	Calculated as operating profit before tax (annualized as applicable) divided by average invested assets.	This measure provides information about the operating profit before tax of the business in relation to invested assets.
Business volume for Personal Banking (CHF billion) – P&C	Calculated as the sum of client assets and loans.	This measure provides information about the volume of client assets and loans.
Net new business volume for Personal Banking (CHF billion) – P&C	Calculated as the sum of net inflows and outflows of client assets and loans during a specific period (annualized as applicable).	This measure provides information about the business volume as a result of net new business volume flows during a specific period.
Net new business volume growth for Personal Banking (%) – P&C	Calculated as total net inflows and outflows of client assets and loans during the period (annualized as applicable) divided by total business volume / client assets at the beginning of the period.	This measure provides information about the growth of the business volume as a result of net new business volume flows during a specific period.

Appendix

APM label	Calculation	Information content
Net profit growth (%)

Calculated as the change in net profit attributable to shareholders from continuing operations between current and comparison periods divided by net profit attributable to shareholders from continuing operations of the comparison period.

This measure provides information about profit growth in comparison with the prior period.
Pre-tax profit growth (%)

Calculated as the change in net profit before tax attributable to shareholders from continuing operations between current and comparison periods divided by net profit before tax attributable to shareholders from continuing operations of the comparison period.

This measure provides information about pre-tax profit growth in comparison with the prior period.
Recurring income as a percentage of income (%) – GWM	Calculated as net interest income and recurring net fee income divided by operating income before credit loss expense or recovery.	This measure provides information about the proportion of recurring income in operating income.
Return on common equity tier 1 capital (%)	Calculated as annualized net profit attributable to shareholders divided by average common equity tier 1 capital.	This measure provides information about the profitability of the business in relation to common equity tier 1 capital.
Return on equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders.	This measure provides information about the profitability of the business in relation to equity.
Return on attributed equity (%)	Calculated as annualized business division operating profit before tax divided by average attributed equity.	This measure provides information about the profitability of the business divisions in relation to attributed equity.
Return on leverage ratio denominator, gross (%)	Calculated as annualized operating income before credit loss expense or recovery divided by average leverage ratio denominator.	This measure provides information about the revenues of the business in relation to leverage ratio denominator.
Return on risk-weighted assets, gross (%)	Calculated as annualized operating income before credit loss expense or recovery divided by average risk-weighted assets.	This measure provides information about the revenues of the business in relation to risk-weighted assets.
Return on tangible equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders less average goodwill and intangible assets.	This measure provides information about the profitability of the business in relation to tangible equity.
Total book value per share (USD and CHF1)	Calculated as equity attributable to shareholders divided by the number of shares outstanding.	This measure provides information about net assets on a per-share basis.
Tangible book value per share (USD and CHF1)	Calculated as equity attributable to shareholders less goodwill and intangible assets divided by the number of shares outstanding.	This measure provides information about tangible net assets on a per-share basis.
Loan penetration (%) – GWM	Calculated as loans divided by invested assets.	This measure provides information about the loan volume in relation to invested assets.
Mandate penetration (%) – GWM	Calculated as mandate volume divided by invested assets.	This measure provides information about mandate volume in relation to invested assets.
Active Digital Banking clients in Personal Banking (%) – P&C

Calculated as the number of clients (within the meaning of numbers of unique business relationships operated by Personal Banking), excluding persons under the age of 15, clients who do not have a private account, clients domiciled outside Switzerland, and clients who have defaulted on loans or credit facilities, who have logged on at least once within the past month divided by the total number of clients (within the aforementioned meaning).

This measure provides information about the proportion of active Digital Banking clients in the total number of UBS clients (within the aforementioned meaning) who are serviced by Personal Banking.
Active Digital Banking clients in Corporate & Institutional Clients (%) – P&C

Calculated as the number of clients (within the meaning of numbers of unique business relationships or legal entities operated by Corporate & Institutional Clients), excluding clients that do not have an account, mono-product clients and clients that have defaulted on loans or credit facilities, which have logged on at least once within the past month divided by the total number of clients (within the aforementioned meaning).

This measure provides information about the proportion of active Digital Banking clients in the total number of UBS clients (within the aforementioned meaning) which are serviced by Corporate & Institutional Clients.

Mobile Banking log-in share in Personal Banking (%) – P&C	Calculated as the number of Mobile Banking app log-ins divided by total log-ins via E-Banking and the Mobile Banking app in Personal Banking.	This measure provides information about the proportion of Mobile Banking app log-ins in the total number of log-ins via E-Banking and the Mobile Banking app in Personal Banking.

1  Total book value per share and total tangible book value per share in Swiss francs are calculated based on a translation of equity under our US dollar presentation currency.

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed securities

AEI                  automatic exchange of information

AGM               Annual General Meeting of shareholders

A-IRB              advanced internal
ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association

APAC              Asia Pacific

APM                alternative performance measure

ARR                 alternative reference rate

ARS                 auction rate securities

ASF                  available stable funding

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on
Banking Supervision

BEAT               base erosion and anti-abuse tax

BIS                   Bank for International Settlements

BoD                 Board of Directors

BVG                Swiss occupational
pension plan

C

CAO                Capital Adequacy Ordinance

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CCyB               countercyclical buffer

CDO                collateralized debt
obligation

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CHF                 Swiss franc

CIC                  Corporate & Institutional Clients

CIO                 Chief Investment Office

CLS                  Continuous Linked Settlement

CMBS             commercial mortgage-backed security

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CRR                 Capital Requirements Regulation

CST                 combined stress test

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DJSI                 Dow Jones Sustainability Indices

DM                  discount margin

DOJ                 US Department of Justice

D-SIB               domestic systemically important bank

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EB                    Executive Board

EBA                 European Banking Authority

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPE                  expected positive exposure

EPS                  earnings per share

ESG                 environmental, social and governance

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

EVE                  economic value of equity

EY                    Ernst & Young (Ltd)

F

FA                    financial advisor

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FMIA               Swiss Financial Market Infrastructure Act

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 pound sterling

GDP                gross domestic product

GEB                 Group Executive Board

GIA                 Group Internal Audit

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

GMD               Group Managing Director

GRI                  Global Reporting Initiative

GSE                 government sponsored entities

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

HR                   human resources

Appendix

Abbreviations frequently used in our financial reports (continued)

I

IAA                  internal assessment approach

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR               interbank offered rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IHC                  intermediate holding company

IMA                 internal models approach

IMM                internal model method

IRB                  internal ratings-based

IRC                  incremental risk charge

IRRBB              interest rate risk in the banking book

ISDA                International Swaps and Derivatives Association

K

KRT                 Key Risk Taker

L

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LRD                 leverage ratio denominator

LTIP                 Long-Term Incentive Plan

LTV                  loan-to-value

M

M&A               mergers and acquisitions

MiFID II           Markets in Financial Instruments Directive II

MRT                Material Risk Taker

N

NAV                net asset value

NCL                 Non-core and Legacy Portfolio

NII                   net interest income

NRV                 negative replacement value

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

Q

QCCP              qualifying central counterparty

QRRE              qualifying revolving retail exposures

R

RBA                 role-based allowances

RBC                 risk-based capital

RbM                risk-based monitoring

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoAE               return on attributed equity

RoCET1          return on CET1 capital

RoTE               return on tangible equity

RoU                 right-of-use

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 stock appreciation right or Special Administrative Region

SBC                 Swiss Bank Corporation

SDG                Sustainable Development Goal

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SI                     sustainable investing

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SME                small and medium-sized entity

SMF                 Senior Management Function

SNB                 Swiss National Bank

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCJA               US Tax Cuts and Jobs Act

TLAC               total loss-absorbing capacity

TTC                 through-the-cycle

U

UBS RESI         UBS Real Estate Securities Inc.

UoM               units of measure

USD                 US dollar

V

VaR                 value-at-risk

VAT                 value added tax

W

WEKO             Swiss Competition Commission

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Information sources

Reporting publications

Annual publications

Annual Report (SAP No. 80531): Published in English, this single-volume report provides descriptions of: our Group strategy and performance; the strategy and performance of the business divisions and Group Functions; risk, treasury and capital management; corporate governance, corporate responsibility and our compensation framework, including information about compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements.

Geschäftsbericht (SAP No. 80531): This publication provides the translation into German of our Annual Report.

Annual Review (SAP No. 80530): This booklet contains key information about our strategy and performance, with a focus on corporate responsibility at UBS. It is published in English, German, French and Italian.

Compensation Report (SAP No. 82307): This report discusses our compensation framework and provides information about compensation for the Board of Directors and the Group Executive Board members. It is available in English and German.

Quarterly publications

The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is available in English.

How to order publications

The annual and quarterly publications are available in .pdf format at www.ubs.com/investors, under “Financial information,” and printed copies can be requested from UBS free of charge. For annual publications, refer to the “Investor services” section at www.ubs.com/investors. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website

The “Investor Relations” website at www.ubs.com/investors  provides the following information about UBS: news releases; financial information, including results-related filings with the US Securities and Exchange Commission; information for shareholders, including UBS share price charts, as well as data and dividend information, and for bondholders; the UBS corporate calendar; and presentations by management for investors and financial analysts. Information is available online in English, with some information also available in German.

Results presentations

Our quarterly results presentations are webcast live. Playbacks of most presentations can be downloaded from www.ubs.com/presentations.

Messaging service

Email alerts to news about UBS can be subscribed for under “UBS News Alert” at www.ubs.com/global/en/investor-relations/contact/
investor-services.html. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.

Form 20-F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (the SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a wrap-around document. Most sections of the filing can be satisfied by referring to the combined UBS Group AG and UBS AG annual report. However, there is a small amount of additional information in Form 20-F that is not presented elsewhere and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available on the SEC’s website: www.sec.gov. Refer to www.ubs.com/investors  for more information.

Appendix

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. The outbreak of COVID-19 and the measures being taken globally to reduce the peak of the resulting pandemic have had and may continue to have a significant adverse effect on global economic activity, and an adverse effect on the credit profile of some of our clients and other market participants, which has resulted in and may continue to increase expected credit loss expense and credit impairments. The unprecedented scale of the measures to control the COVID-19 outbreak creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our businesses, which include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility and other changes related to the COVID-19 pandemic; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions; (iv) developments (including as a result of the COVID-19 pandemic) in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (vii) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (viii) UBS’s ability to maintain and improve its systems and controls for the detection and prevention of money laundering and compliance with sanctions to meet evolving regulatory requirements and expectations, in particular in the US; (ix) the uncertainty arising from the UK’s exit from the EU; (x) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xiv) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS’s ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks and systems failures, the risk of which is increased while COVID-19 control measures require large portions of the staff of both UBS and its service providers to work remotely; (xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; and (xxi) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2019 and UBS’s First Quarter 2020 Report on Form 6K. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and which can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:     /s/ Sergio Ermoti

Name:  Sergio Ermotti

Title:    President of the Executive Board

By:      /s/ Kirt Gardner

Name:  Kirt Gardner

Title:    Chief Financial Officer

By:     /s/ Todd Tuckner

      Name: Todd Tuckner

      Title:    Group Controller and

            Chief Accounting Officer

Date:  October 23, 2020